U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  AMENDMENT NO. 2
                                        TO
                                    FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                               SMALL BUSINESS ISSUERS
        Under Section 12(b) OR 12(g) of The Securities Exchange Act of 1934

                               ADVANT-E CORPORATION
                  (Name of Small Business Issuer in its Charter)

          DELAWARE                                             88-0339012
------------------------------                           -----------------------
State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization                            Identification No.)

  1619 Mardon Dr., Dayton, Ohio                                45432
----------------------------------------                       ---------
(Address of Principal Executive Offices)                       (Zip Code)

Issuer's telephone number:  (937) 429-4288

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     To be so Registered                      Each Class is to be Registered


     -------------------                      -------------------------------

         Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.001 par value
                     -----------------------------------
                               (Title of Class)


        THIS AMENDMENT IS FILED TO UPDATE FINANCIAL STATEMENTS
            AND TO REFLECT THE COMPANY'S NAME CHANGE FROM
          TWILIGHT PRODUCTIONS LTD. TO ADVANT-E CORPORATION


                              TABLE OF CONTENTS

Forward Looking Statements

                                   PART I

Item 1.  Description of Business

Item 2.  Management Discussion and Analysis or Plan of Operation

Item 3.  Description of Properties

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors and Executive Officers

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities

                                  PART II

Item 1. Market Price of and Dividends on the Common Equity and Related Stockholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes In and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

                                  PART F/S

Item 1.  Financial Statements

                                  PART III

Index to Exhibits

                                 SIGNATURES




                          FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements, including statements regarding the expectations of future operations. For this purpose, any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include, but are not limited to, economic conditions generally and in the industries in which the Company may participate, competition within chosen industry, including competition from much larger competitors, technological advances, and the failure to successfully develop business relationships. In light of these risks and uncertainties, you are cautioned not to place undue reliance on these forward looking statements. The Company acknowledges that the safe harbor contained in the Litigation Reform Act of 1995 is not applicable to the disclosure in this Form 10-SB.


                                   PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS HISTORY

Twilight Products, LTD., ("Twilight") was incorporated in the State of Delaware on March 9, 1994. Twilight was engaged in the business of producing high-quality, low budget, feature-length motion pictures. Since Twilight's inception, two films have been produced but not sold as of May 1, 2000. During fiscal year 1999, Twilight wrote down the value of both films to zero.

On April 10, 2000, Twilight acquired all of the issued and outstanding shares of EDICT Systems, Inc. ("Edict" or the "Company"), a company incorporated in September of 1994 and organized under the laws of the state of Ohio pursuant to the terms of an Agreement and Plan of Merger dated April 10, 2000 (the "Merger Agreement") by and among the Company, Twilight and Twilight Acquisition Sub, Inc., an Ohio corporation and a wholly-owned subsidiary of Twilight ("Sub"). In accordance with the terms of the Merger Agreement, Sub was merged into Edict (the "Merger") and the Shareholders of Edict were issued 4,359,000 shares of Twilight's common stock, par value $.001 per share ("Common Stock"). As a result of the Merger, Edict became a wholly-owned subsidiary of Twilight. In addition, the directors and officers of Edict became the directors and officers of Twilight.

Immediately following the Merger, the Shareholders of Edict owned approximately 81% of the issued and outstanding Common Stock of Twilight.

Immediately thereafter, the two films that were developed by Twilight were transferred to Chaverim Productions, Ltd., a Delaware corporation, an entity owned by the former officers and directors of Twilight, in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films, leaving the sole business of Twilight consisting of the business of Edict.

Also on April 10, 2000, Twilight entered into a stock purchase agreement (the "Stock Purchase Agreement") with Halter Financial Group, Inc., a Texas corporation ("HFG") and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the Merger. This Stock Purchase Agreement was a requirement made by Edict in order to consummate the Merger. Under the terms of the Stock Purchase Agreement, HFG and Beroff, or their designees, are obligated to purchase 141,500 shares of Common Stock each for a purchase price of $150,000 within 90 days of the effective date of the Merger. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB. The Stock Purchase Agreement obligates Twilight to issue 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). At the time of execution of the Stock Purchase Agreement, shares of Common Stock were trading at approximately $1.06 per share. This offering was made pursuant to Section 4(2) of the Securities Act of 1933.

OVERVIEW/BACKGROUND

The Company is a provider of business-to-business ("B2B") electronic commerce ("e-commerce") products and services, offering comprehensive, standards-based and proprietary solutions for businesses of all sizes. The Company develops, markets, and supports B2B e-commerce software products and provides Internet-based communication and e-commerce data processing services that help businesses process transactions required in the electronic procurement of goods and services and other B2B relationships.

The Company's software products enable businesses to engage in e-commerce with one another by allowing companies to fully integrate e-commerce data into their business infrastructure and operations as well as allowing smaller companies the ability to manually process electronic transactions.

As of December 31, 1999, the Company had over 800 companies using its FORMULA_ONE EDI translation software which allows companies to transmit, receive, manage, and process Electronic Data Interchange ("EDI") transactions for integration into legacy systems or for stand-alone processing via printed output and entry screens for data generation.

In addition, the Company has over 200 companies using its bar code label modules ("BCLM") to produce shipping container labels. The BCLM modules integrate with the Company's FORMULA_ONE software and utilize data received from business partners for the rapid creation of shipping labels.

In 1999, the Company developed its EnterpriseEC service as an alternative to EDI software and to private network services that are currently provided by traditional value added networks ("VANs") offering their services primarily using dedicated telecommunications links.

EnterpriseEC transmits and receives electronic documents, such as purchase orders, invoices, promotional information, and other documents over the Internet. EnterpriseEC also allows customers to transmit and receive data directly using other communications protocols. In addition, EnterpriseEC communicates with traditional VANs via an interconnect with AT&T Easylink Services which allows EnterpriseEC to support its customers even if their trading partner uses a traditional VAN.

EnterpriseEC allows companies to utilize their current EDI software (including FORMULA_ONE) to process electronic documents, but uses the Internet (via EnterpriseEC) for communication of the electronic documents to reduce the costs associated with traditional VANs.

EnterpriseEC also provides value-added services such as conversion of data from one format to another. This is known as server-side data translation.

EnterpriseEC also allows companies to utilize a web-based, generic portal ("www.EZEC.com" and "www.EasyEC.com") to access documents stored on EnterpriseEC via commonly available web browsers for processing which eliminates the need for EDI software in many cases.

In addition to generic access and processing of documents via the EnterpriseEC generic portal, the Company creates vertical industry portals ("Vortals") which target specific industries and allows for the addition of value added services to these vertical communities.

In October, 1999, the Company activated its EnterpriseEC Internet-based value-added network, utilizing a direct connect method (not Internet or VAN interconnection) with The Kroger Company, a major grocery industry retailer.

Also in October, 1999, the Company activated www.GroceryEC.com, its first Vortal to allow vendors and brokers of Kroger to receive, process, create, and transmit electronic documents to and from Kroger.

As of June, 2000, the Company added support for eight additional grocery retailers, two connecting directly with EnterpriseEC and seven communicating with EnterpriseEC via traditional VANs. Also as of June, 2000, development was underway to add support for nine additional grocery retailers with the goal of supporting 50 grocery industry retailers' e-commerce capabilities by December, 2000.

As of June, 2000, there were approximately 450 vendors/brokers in production on www.GroceryEC.com, to support the e-commerce initiatives of the grocery retailers which were supported on EnterpriseEC.

The Company has also reserved additional Vortal Internet domains and intends to add additional domains when necessary. Currently reserved domains are:

     RetailEC.com
     HealthcareEC.com
     PetroleumEC.com
     MfgEC.com
     HighTechEC.com
     AutomotiveEC.com
     LogisticsEC.com
     DrugStoreEC.com

The Company markets EnterpriseEC and Vortals utilizing its "Hub and Spoke" marketing program whereby large "hub" companies get reduced prices or free access to EnterpriseEC while their trading partners, "spokes", pay transaction fees to access to the system.

PRODUCT BREAKDOWN - SOFTWARE AND SERVICES

FORMULA_ONE - PC-based software for transmitting, receiving, administrating, and processing EDI documents. FORMULA_ONE communicates with all traditional VANs as well as EnterpriseEC via secure File Transfer Protocol ("FTP"). FORMULA_ONE supports both integration with customers current legacy systems as well as stand-alone processing via printed output and entry screens for creating electronic documents.

BCLM - Bar Code Label Modules provide an add-on to FORMULA_ONE for the creation of bar coded shipping container labels.

EnterpriseEC - An Internet-based e-commerce network providing similar functionality as traditional VANs, but at reduced prices due to using the Internet as a communications infrastructure. EnterpriseEC also includes network level translation of data from one format to another (standards based data to proprietary, etc.).

EZEC.com and EasyEC.com - A generic, web-based document processing system similar to the Vortals but not focused on any vertical industry.

Vertical Industry Portals - Vortals - Web sites designed to allow participants in a vertical industry the ability to process and create electronic documents on EnterpriseEC via a web browser. Additional industry-specific value added features can be added to a Vortal.

THE MARKET

Business-to-business e-commerce involves the automation of business processes and transactions through the use of computers and telecommunications to exchange and electronically process commercial information and transactions between businesses. In the 1980's, the predominant technology for B2B e-commerce was Electronic Data Interchange ("EDI") which involves the use of industry standards to conduct the exchange of business documents electronically. The transactions were communicated between businesses over private communication networks, known as VANs, which provided security, administration of trading partnerships, auditing, and delivery of electronic transactions. In the 1990's, the Internet, because of its wider acceptance among businesses, became a viable option for conducting e-commerce instead of using private networks. This development greatly increased the opportunity or more businesses to participate in e-commerce due primarily to a perception of lower cost associated with using the Internet.

The advantages of B2B e-commerce typically include elimination of redundant data entry, a reduction in administration associated with processing paper documents, a reduction in lead-time necessary to process documents, the ability to reduce inventory based on "just in time" philosophies, and increased data accuracy. The use of data standards for e-commerce is important for companies with disparate computer systems to communicate business documents electronically in an effective manner.

As larger companies seek to garner the maximum return on their ability to do e-commerce, many of their smaller trading partners will require applications to manually process and generate electronic documents externally from their business systems until such a time that the volume of e-commerce transactions warrant the necessary investment to integrate the e-commerce data into their legacy systems. These smaller companies utilize PC-based software or web-based "portals" for processing and creating e-commerce documents to support their business partners.

STRATEGY

The Company plans to become a leading provider of B2B e-commerce software and solutions by providing software products and services to the B2B marketplace for the broadest possible distribution. By focusing on vertical markets within the B2B marketplace along with providing horizontal market solutions, the Company intends to provide solutions to a broad potential customer base.

There are two major components to conducting B2B e-commerce - communications and data processing.

In support of the first major component - communications, the Company has developed its EnterpriseEC product which is an Internet-based e-commerce network providing similar functionality as traditional VANs, but at reduced prices due to using the Internet as a communications infrastructure instead of creating and maintaining a private network. EnterpriseEC can be used by companies that currently have e-commerce software in place, but are using traditional VANs by using secure file transfer protocol ("FTP") or by using a free secure FTP software product provided by the Company.

In addition, EnterpriseEC communicates with traditional VANs via an interconnect with AT&T Easylink Services which allows EnterpriseEC to support its customers even if their trading partner uses a traditional VAN. EnterpriseEC also allows customers to transmit and receive data directly to the Company's data center using other communications protocols, such as asynchronous or bisynchronous protocols, bypassing the Internet altogether. This is provided for those customers that have concerns about the Internet being used for B2B e-commerce due to security or availability concerns.

In support of the second major component of B2B e-commerce - data processing, the Company has developed both PC-based software and web-based solutions. The processing of e-commerce data falls into two general categories - those that are integrating the e-commerce data into their in-house legacy business systems and those that process and generate electronic documents manually (not integrated).

For companies that want to integrate e-commerce data into their in-house legacy business systems, the Company offers its FORMULA_ONE EDI translation software. This software provides connectivity to most private VANs as well as EnterpriseEC. Once data is received into FORMULA_ONE, it can be translated into any customer requested format using reformat programs that are custom developed by the Company with the reformatted data being exported to in-house legacy systems for integration.

In addition to using FORMULA_ONE for integration, EnterpriseEC has the ability to reformat data prior to transmission to the customer for integration purposes using custom developed applications, which are hosted on the EnterpriseEC computer systems.

For companies that want a stand-alone solution which produces readable documents of incoming e-commerce data and generates outgoing e-commerce documents by using data entry screens, the Company has several solutions. In addition to assisting companies with integration, FORMULA_ONE also has stand-alone capabilities whereby incoming data is printed in a readable format and data entry screens are available for generating outgoing documents. In many cases, the outgoing documents are created from incoming data using a "document turnaround" feature within FORMULA_ONE. This feature allows a customer to load an incoming document (such as a purchase order) into a data entry screen for faster generation of an outgoing document (such as an invoice). This "turnaround" feature can be used whenever an outgoing document contains much of the information contained in an associated incoming document.

The Company has also produced a web-based solution for processing e-commerce data in a stand-alone environment. By generating hypertext markup language ("HTML") based readable reports of incoming electronic documents, and utilizing Java applets and/or HTML based entry screens for creating outgoing electronic documents, the Company has created an alternative to traditional e-commerce software and network services. The Company provides these web-based solutions via a generic portal on EnterpriseEC or via Vortals that target specific industry segments.

The Company intends to utilize its many years of experience in the e-commerce industry to market EnterpriseEC horizontally to companies currently doing e-commerce as well as companies who will be conducting e-commerce in the future. Because EnterpriseEC is not industry specific and utilizes both standards-based e-commerce data formats as well as proprietary formats, any company doing e-commerce is a potential customer of EnterpriseEC.

The Company intends to leverage its current FORMULA_ONE customer base to increase connectivity opportunities with EnterpriseEC as most of the FORMULA_ONE customers are currently using commercial VANs. The Company has developed a secure FTP software program that integrates with FORMULA_ONE providing connectivity to its EnterpriseEC service. Due to the cost savings associated with Enterprise versus traditional VANs, the Company expects many of its FORMULA_ONE customers to switch.

The Company also intends to provide web-based solutions for stand-alone B2B customers via its generic portal (EZEC.com and EasyEC.com) on EnterpriseEC as well as its Vortals. The Company plans on leveraging the Vortals and targeting specific industries, adding value to the service provided by the Vortals that focuses on the needs of the vertical market.

The Company's www.GroceryEC.com Vortal is currently a leading provider of web-based B2B e-commerce in the grocery industry and supports the e-commerce initiatives of nine grocery retailers. The Company hopes to support the vendors and brokers of 50 grocery retailers by the end of the year 2000.

The Company plans to duplicate the process of providing broad vertical industry support via additional Vortals.

The Company has also initiated a Hub and Spoke marketing program whereby large companies that have a need to conduct e-commerce with a broad business partner base can leverage the capabilities of EnterpriseEC at little or no cost, provided they meet certain criteria. These criteria consists of:

A. A minimum of 100 potential business partners not currently doing e-commerce with them;
B. A mandate to these business partners to conduct e-commerce combined with a penalty for non-compliance (such as an assessment or handling fee for processing paper-based documents) or an incentive for compliance (such as better payment terms);
C.   The Hub must provide a list of targeted business partners to the Company;
     and
D. The Hub must make their business partners aware that EnterpriseEC or one of its "Vortals" are available to satisfy the mandate.

No sole endorsement of the Company's products are necessary by the Hub company to gain the benefits of the Hub and Spoke marketing program.

Management believes that the products and services offered by the Company, combined with the Hub & Spoke marketing program, offer a unique service in the B2B electronic commerce industry by combining the provision of network services to large companies at significantly reduced cost with web-based document processing capabilities for their trading partners which allows the large company to get 100% participation from their potential trading partners. This approach offers an excellent opportunity for Company growth.

COMPETITION

The B2B e-commerce market is highly competitive. Numerous companies supply B2B e-commerce software products, private network services, Internet VAN services, and Vortal capabilities. Many of the Company's competitors have significantly greater financial and personnel resources than the Company, due in part either to their revenue and profitability, or their market capitalization. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial and marketing resources than the Company. The Company believes that existing competitors who compete with the Company in one segment of the market are likely to expand the range of their e-commerce services to include other market segments the Company has targeted or will target. In addition, the barrier to entry into the Company's markets is not large so it is likely that new competitors will enter the Company's markets on an ongoing basis. Also, large telecommunication, media, and software companies may offer services in direct competition to the Company. The Company believes the principal competitive factors in the commercial B2B e-commerce industry include responsiveness to customer needs, efficiency in the delivery of solutions, ease of product use, quality of service, price and value. The Company believes it competes favorably with regard to those factors.

INTELLECTUAL AND PROPRIETARY RIGHTS

The Company regards portions of its software products and other designs including its web site designs, as proprietary and will attempt to protect them by all available means including trade secret laws, employee and third-party nondisclosure agreements, and built-in software protections.

Although the Company believes that its current technology and designs have been independently developed, there can be no assurance that the technology does not or will not infringe on the rights of others. The Company has no patents or registered copyrights pertaining to its products, and it may be possible for unauthorized third parties to copy certain portions of the Company's products or to "reverse engineer" or otherwise obtain and use, to the Company's detriment, information that the Company regards as proprietary. Moreover, the laws of some countries do not offer the same protection to the Company's proprietary rights as do those of the United States and Canada. There can be no assurance that legal protections relied upon by the Company to protect its proprietary position will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to those utilized by the Company. It is the intention of the Company to apply for patent protection of any processes or business methods determined to be patentable and in the best interest of the Company to do so.

The Company owns United States trademark rights to "EnterpriseEC" and "FORMULA_ONE". Other trademarks may be acquired by the Company if and when management determines that it is in the best interest of the Company to do so.

THIRD PARTY TECHNOLOGY

The Company incorporates in its products certain software licensed to it by other software developers. These include software components and objects licensed from various vendors. The Company also relies on licensed software development tools, database software, and server software from third party providers for the development and operation of its products.

If the Company was deprived of the right to use software incorporated in its products for any reason, or if the tools utilized in the development of its products were discontinued or the capabilities contained in future releases were not up to the standards set by the Company, there could be serious disruption to its business.

YEAR 2000 READINESS

The Year 2000 issue relates to the ability of a computer system to properly process data after January 1, 2000. Company efforts were spent to ensure that its computer products were "Year 2000 Ready," as defined, and that its internal core information technology (IT) and non-IT systems were Year 2000 Ready. The Company believes it successfully implemented its Year 2000 program, as evidenced by the continued successful operation of its computer products and core internal IT and non-IT systems. The Company has not encountered any significant problems with its third-party customers, financial institutions, vendors and others with whom it conducts business. The Company will continue to monitor its product performance and core IT and non-IT systems throughout 2000 to ensure ongoing performance. While there can be no assurance that no Year 2000 related issues will arise, as of June 30, 2000, the Company believes, based on information currently available, that Year 2000-related events are not likely to have a material effect on its results of operation, financial condition or liquidity.

EMPLOYEES

The Company believes its success depends to a significant extent on its ability to attract, motivate and retain highly skilled vision-oriented management and employees. To this end, the Company intends to focus on incentive programs for its employees and, will endeavor to create a corporate culture which is challenging, rewarding and enhances the employees career development. As of June, 2000, the Company had 22 full-time and two part-time employees. Sixteen employees are technical personnel engaged in developing, maintaining or providing technical support for the Company's products and services, four employees are marketing and sales personnel, and four are involved in administration and finance.

RESEARCH AND DEVELOPMENT

The Company conducts research and development on two levels on a continuing basis. First, the Company continually studies the business processes in the B2B industry, as well as the vertical industries it targets. A pivotal part of the success of the Company's products is in understanding the exact needs of its customers, and applying that knowledge to its products and services.

Second, core technology research, development and engineering is conducted on a continual basis. New technologies associated with the Internet and standards for conducting e-commerce (such as extensible markup language or "XML") and the commercial product development software that support it are continually being researched and incorporated into the Company's products when deemed necessary.

GOVERNMENT REGULATION

Based upon its experience and knowledge of the industry, the Company believes that its products comply substantially with applicable regulations in the markets which the Company has targeted, however, there can be no assurances that the future regulations or laws will not be adopted which would have an adverse effect on the Company. The Company cannot predict the extent or impact of future legislation or regulation by federal, state or local authorities.

RECENT PRIVATE OFFERINGS

On April 10, 2000, the Company entered into the Stock Purchase Agreement with HFG and Beroff. This Stock Purchase Agreement was a requirement by Edict in order to consummate the merger with Twilight. The Stock Purchase Agreement requires HFG and Beroff, or their designees, to purchase 141,500 shares of Common Stock each for a purchase price of $150,000 within 90 days of the effective date of the Merger. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB. The Stock Purchase Agreement will require that the Twilight issue 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). At the time of execution of the Stock Purchase Agreement, shares of Common Stock were trading at approximately $1.06 per share. This offering was made pursuant to Section 4(2) under the Securities Act of 1933.

RISK RACTORS

An investment in Common Stock is very risky. Investors should carefully consider the following risk factors in addition to the other available information about the Company before purchasing Common Stock. Each of the following risks could have a material adverse effect on the business, financial condition or operating results of the Company. In such a case, the trading price of Common Stock would probably decline, and investors may lose all or part of their investment.

THE COMPANY'S LIMITED OPERATING EXPERIENCE MAY CAUSE IT TO MISJUDGE ITS MARKETS OR NEEDS

Although the Company has been providing software and solutions for the e-commerce market since 1990, its involvement in Internet-based products and services has been a much more recent development. Its initial Internet product has been in operation for approximately six months. Accordingly, the Company has an extremely limited operating history in this environment. An investor in Common Stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.

THE COMPANY MAY BE UNABLE TO IMPLEMENT ITS BUSINESS STRATEGY

Although the Company believes its strategy can be successful, there are many reasons why it may be unable to implement it, including the Company's inability to:

1. deploy EnterpriseEC and its Vortals on a large scale due to software development or other problems;
2. attract a sufficiently large audience of users to its Internet-based e-commerce network and Vortals;
3.   increase awareness of its brand;
4.   strengthen customer loyalty;
5.   continue to develop and improve its products;
6.   continue to develop and upgrade its technology; and
7.   attract, retain and motivate qualified personnel.

THE COMPANY HAS A RECENT HISTORY OF OPERATING LOSSES AND ANTICIPATES IT WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE

As the Company moves from software-only products to providing products and services over the Internet, it has experienced increasing operating losses. In the 1999 fiscal year, the Company experienced a net loss of $46,692 on revenues of $824,443. The Company anticipates that operating losses will continue for the foreseeable future and may be much larger due to the investment of capital resources in EntepriseEC and Vortal products. Also, as more companies move from software to Internet solutions, the Company has experienced declining revenues for its FORMULA_ONE software product and expects this decline to continue for the foreseeable future. The Company's future profitability depends, in part, on:

1.   the success of its product development efforts;
2.   the acceptance of its business model by targeted customers; and
3.   its sales and marketing activities.

The success of the Company's business model depends upon potential customers being attracted to and using its Internet-based B2B e-commerce products and services. This business model is not yet proven, and the Company cannot assure that it will ever achieve or sustain profitability or that its operating losses will not increase in the future.

THE COMPANY'S REVENUES COULD DECREASE AS IT TRANSITIONS FROM ITS HISTORICAL SOFTWARE BUSINESS MODEL TO A TRANSACTION-BASED BUSINESS MODEL

The Company is currently transitioning its business model to focus on providing customers with the ability to process their e-commerce documents via the Internet for fees based on the number and/or size of the transactions.
The Company expects that this model will provide an increase in recurring revenues, but may also result in a decrease in up-front licensing and sales revenue the Company receives from its software products which would have normally been offered to potential customers.

Under the new model, the Company provides transaction services which involves customers paying for transactions that they process. The Company believes that this service will allow its customers to receive, transmit, and process e-commerce documents without having to bear significant up-front software and on-going VAN expenditures. Any failure in the Company's ability to implement and grow its Internet-based services could have a material adverse affect on the Company's business and financial results. In addition, the Company's business and financial results could also suffer if revenue from increased volume experienced by existing and new customers does not make up for the loss in revenue from the decrease in the per-customer amount of up-front licensing fees and other charges for its software products.

THE COMPANY'S OPERATING RESULTS COULD FLUCTUATE, CAUSING ITS STOCK PRICE TO
FALL

Due to the volatile nature of "Internet Stocks" and particularly "over the counter" or "bulletin board" stocks, the Company's stock price could be adversely affected based on fluctuations in its operating results.


THE COMPANY MAY BE UNSUCESSFUL AT MANAGING ITS GROWTH
The Company believes its business model has the potential for rapid growth. This growth could place a significant strain on management and operations, including sales, marketing, customer support, research and development, finance and administrative operations. Achieving and maintaining profitability during a period of expansion will depend, among other things, on the Company's ability to successfully expand its products, services and markets and to manage its operations effectively. Difficulties in managing growth, including difficulties in obtaining and retaining talented management and product development personnel could have a material adverse affect on the Company's business and financial results.

THE COMPANY HAS RECENTLY INTRODUCED SEVERAL NEW PRODUCTS, AND MARKET ACCEPTANCE OF THESE PRODUCTS IS CRITICAL TO THE COMPANY'S SUCCESS

The Company recently introduced its EnterpriseEC and www.GroceryEC.com products. As of June, 2000 approximately 450 customers were utilizing these products. Broad and timely acceptance of the Company's recently-introduced products, which is critical to its future success, is subject to a number of significant risks. These risks include:

1.   the ability to successfully market and sell these products;
2.   the product's ability to support large numbers of customers;
3. the need to enhance the features and services of the Company's products; and
4. the need to significantly expand internal resources to support planned growth of these products.

Although the Company expects to derive a significant portion of its long-term future revenue from its recently introduced products, it has not yet finalized its pricing and revenue models for these products. If these products do not achieve the level of market acceptance anticipated, the Company's business and financial results would suffer.

SYSTEM ENHANCEMENTS, UPGRADES AND OTHER FACTORS COULD CAUSE SERVICE DISRUPTIONS OF INTERNET-BASED PRODUCTS

As the Company enhances and upgrades its Internet-based products, customers could suffer temporary service interruptions. Other factors, such as unauthorized intervention and access into the Company's servers may also cause system delays or denials of service. The Company has and will continue to take steps to ensure that such disruptions do not occur, and that any disruptions that do occur are insignificant. However, any problems not resolved in a timely manner could negatively affect the Company's business and financial results.

IF THE COMPANY ACQUIRES OTHER COMPANIES, IT MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THEM

Currently, there are no plans to acquire any other companies, but it may be deemed advantageous to the Company's growth to do so. If the Company is unable to effectively integrate any acquired company, the results could negatively affect the Company's business and financial results.

THE COMPANY'S CAPITAL RESOURCES MAY BE INSUFFICIENT TO FUND IMPLEMENTATION OF ITS PRODUCTS, SERVICES AND MARKETING ITS ADVANTAGES TO POTENTIAL USERS

Substantial funds are required to complete the Company's planned product development efforts and expand its sales and marketing activities. The Company expects that existing capital resources along with cash flows generated from its current activities will be adequate to fund its operations through the year 2000, but the Company cannot guarantee that this will be the case. The Company's future capital requirements and the adequacy of available funds will depend on numerous factors, including:

1.   the successful marketing of existing products;
2. progress in product development efforts to enhance and generate new products and vertical industry support; and the growth and success of effective sales and marketing activities.

If funds generated from the Company's operations, together with its existing capital are insufficient to meet current or planned operating requirements, the Company will have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners, or through other sources. The Company does not have any committed sources of additional financing, and it cannot provide assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, the Company may have to delay, scale-back or eliminate certain aspects of its operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the Company relinquishing its rights to certain of its technologies, products or potential markets. Therefore, the inability to obtain adequate funds could have a material adverse impact on its business, financial condition and results of operations.

PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

To date, the Company has experienced success on a limited basis for its FORMULA_ONE, BCLM, EntepriseEC, and Vortal products.

The FORMULA_ONE product, although initially available as a DOS program in 1992 and later available to segments of its customer base in Microsoft Windows, has had limited success. This is primarily due to the Company's lack of sales and marketing efforts and the Company being under-capitalized.

The BCLM products have had limited success due to the fact that they require, in most cases, FORMULA_ONE being used.

The EnterpriseEC and the Company's first Vortal, www.GroceryEC.com, products have only been available since October, 1999 and have experienced a moderate level of success.

LIMITED SALES AND MARKETING EXPERIENCE

A major thrust of the Company's strategy is to make potential customers aware of its products, their features and benefits. This will require sales and marketing expertise. However, the Company's current sales and marketing staff is small compared to competitors and some have limited sales and marketing experience. Although the Company intends to identify and recruit employees with sales and marketing experience, it may be unable to do so and may therefore be unable to successfully establish and maintain a significant sales and marketing organization.

THE COMPANY'S ABILITY TO RECRUIT AND RETAIN SKILLED EMPLOYEES

The Company is substantially dependent on the continued services and performance of its president and other key employees. In addition, the Company believes it will need to expand significantly its product development, marketing and customer service staffs. Competition for employees in the Company's industry is intense. If the Company is unable to attract, assimilate and retain highly qualified employees, management may not be able to effectively manage the business, explore opportunities and respond to competitive challenges, and the Company's business and financial results will suffer. Many competitors may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities.

INABILITY TO COMPETE SUCCESSFULLY AGAINST COMPANIES OFFERING SIMILAR
FUNCTIONS

A large number of companies compete with us for customers, e-commerce transactions and other sources of on-line revenue. The number of companies offering B2B e-commerce services is large and increasing at a rapid rate. In addition, other large organizations not currently in the Company's market may enter the market. The Company believes that competition for B2B e-commerce products and services will continue to increase as the Internet develops as a communication and commercial medium. Although the Company believes its products and marketing strategy are unique, the Company competes directly and indirectly for customers with numerous Internet and non-Internet businesses, including:

1. traditional VANs (Sterling Commerce, Harbinger, IBM, GE Information Services, MCI, AT&T, etc.);
2.   Internet VANs (Internet Commerce Corporation, Harbinger, SPS, etc.);
3. web-based B2B e-commerce companies (EB2B Inc., SPS, Harbinger, Sterling Commerce, etc.); and
4.   traditional EDI Software Vendors (Harbinger, SPS, etc.).

Many of these potential competitors are likely to enjoy substantial competitive advantages compared to the Company, including:

1.   the ability to offer a wider array of products and services;
2.   larger production and technical staffs;
3.   greater name recognition and larger marketing budgets and resources;
4.   larger customer and user bases; and
5.   substantially greater financial, technical and other resources.

To be competitive, the Company must respond promptly and effectively to the challenges of technological change, evolving standards and competitors' innovations by continuing to enhance its products and services, as well as its sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect the Company's business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

GOVERNMENT REGULATION COULD ADVERSELY AFFECT THE COMPANY

The Company is subject to government regulation. Laws and regulations have been or may be adopted with respect to the Internet or other on-line services covering issues such as:

1.   user liability and privacy;
2.   copyright protection; and
3.   distribution.

The applicability to the Internet of existing laws in various jurisdictions governing issues is uncertain and may take years to resolve. Demand for the Company's features and services may be affected by additional regulation of the Internet. Federal, State, or governments of foreign countries may attempt to regulate the Company's transmissions, levy sales or other taxes relating to the Company's activities or impose other restrictions on the Company's services. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. In addition, the growth and development of the market for B2B e-commerce may prompt the adoption of more stringent laws, both in the United States and abroad, that impose additional burdens on companies conducting business over the Internet. The requirement that the Company comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the demand for the Company's services, increase the cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNET CAPACITY CONSTRAINTS MAY INHIBIT THE COMPANY'S SUCCESS.

The Company's success depends, in large part, on Internet access and the ability of the Internet to accommodate rapidly increasing traffic. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure (e.g., reliable network backbone), timely development of complementary products (e.g., high speed modems), delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation. If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

RISKS RELATED TO SYSTEMS OPERATION

The Company relies on the Internet and, accordingly, depends upon the continuous, reliable and secure operation of Internet servers and related hardware and software. Recently, several large Internet commerce companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. Although agreements are in place to host the Company's systems and provide bandwidth with suitable precautions in place to prevent system failures and outages, it is likely that the Company will also suffer service outages from time to time. To the extent that the Company's service is interrupted, its users will be inconvenienced and the Company's reputation may be diminished. Some of these outcomes could directly result in a reduction in the Company's stock price, significant negative publicity and a potential for litigation. Although the Company anticipates that its computer and communications hardware will be protected through physical and software safeguards, they will still be vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and other similar events. The Company does not currently have full redundancy for all of the Company's computer and telecommunications facilities in separate geographic locations to counter an area-wide catastrophe where the Company does business. A catastrophic event could have a significant negative effect on the Company's business, results of operations, and financial condition.

The Company also depends upon third parties to provide potential users with web browsers and Internet and on-line services necessary for access to the Company's services. It is possible that users will experience difficulties with the Internet and other on-line services due to system failures, including failures unrelated to the Company's systems. Any sustained disruption in Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company also retains confidential customer information in the Company's database. It is, therefore, critical that the Company's facilities and infrastructure remain secure and that the facilities and infrastructure are perceived by consumers to be secure. Despite the implementation of measures in the Internet industry, the Company's infrastructure is potentially vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage the Company's reputation or result in liability.

THE COMPANY'S PLATFORM INFRASTRUCTURE AND ITS SCALABILITY ARE NOT PROVEN

If the Company's Internet-based products are used by an increasing number of users, the network infrastructure would need to be expanded from time to time. In addition, the Company will need to accommodate changing customer requirements. The Company may not be able to accurately project the rate or timing of increases, if any, in the use of its systems or to expand and upgrade the systems and infrastructure to accommodate such changes on a timely basis, at a commercially reasonable cost, or at all. The systems may not accommodate increased use while maintaining acceptable overall performance.

POTENTIAL LIABILITY IF CONFIDENTIAL INFORMATION IS DISCLOSED INAPPROPRIATELY

These types of claims have been brought, sometimes successfully, against on-line service providers in the past. Any such liability will have a material adverse effect on the Company's reputation, business, results of operations or financial position.

DEPENDENCY ON INTELLECTUAL PROPERTY RIGHTS

The Company's intellectual property is important to its business. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its intellectual property. The Company's efforts to protect its intellectual property may not be adequate. Competitors may independently develop similar technology or duplicate the Company's products or services. Unauthorized parties may infringe upon or misappropriate the Company's products, services or proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights as well as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of its products and services. In the future, litigation may be necessary to enforce the Company's intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. The Company could be subject to intellectual property infringement claims as the number of competitors grows and the content and functionality of its services overlaps with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert the Company's attention from its operations. If the Company becomes liable to third parties for infringing their intellectual property rights, it could be required to pay a substantial damage award and forced to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing technology. The Company may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. The Company also intends to rely on a variety of technologies that it will license from third parties, including any product development, database, and Internet server software, which will be used to operate its products and services. These third-party licenses may not be available to the Company on commercially reasonable terms. If the Company were deprived of the right to use software incorporated in its products for any reason, or if the tools utilized in the development of its products were discontinued or the capabilities contained in future releases were not up to the standards set by the Company, there could be a serious disruption to the business.

THE COMPANY'S OFFICERS HAVE EFFECTIVE CONTROL OF THE COMPANY AND OTHER STOCKHOLDERS MAY HAVE LITTLE OR NO VOICE IN CORPORATE MANAGEMENT

The President beneficially owns approximately 64.6% of the outstanding shares of Common Stock. As a result, this Stockholder effectively controls the election of directors and matters requiring approval by the Company's Stockholders. Thus, he may be able to prevent corporate transactions such as future mergers which might be favorable from the Company's standpoint or the standpoint of the other Stockholders.

THE COMPANY MAY NOT ACHIEVE PROFITABILITY

The profit potential of the Company's business model is unproven. The Company's revenue is dependent on the number of customers who subscribe to its EnterpriseEC service and Vortals and the volume of the data, documents or other information they send or retrieve utilizing this service. The success of the EnterpriseEC service, the Vortals, and other proposed services depends to a large extent on the future of B2B e-commerce using the Internet, which is uncertain. In addition, the Company expects its cost of sales and operating expenses to increase significantly, especially in the areas of marketing, product development, and customer service. As a result, the Company expects to incur additional losses in the future. If the Company experiences a shortfall in its estimated revenue, it may be unable to adjust spending in a timely manner and may not achieve profitability.

INABILITY TO OBTAIN FUTURE CAPITAL

As of the date of this filing, the Company had cash in the amount of approximately $70,000 and is expecting to raise an additional $300,000 via a Stock Purchase Agreement executed on April 10, 2000 whereby the participants of the stock purchase agreement will purchase 283,000 shares of Common Stock for $300,000 within ninety days of the agreement. The Company anticipates that it may need to raise additional funds if its operations do not generate the revenues anticipated. If the Company is unable to obtain necessary additional financing, its business may suffer. It cannot be assured that any additional financing will be available on reasonable terms or at all. In addition, the Company may need to raise additional funds sooner if it attempts to expand more rapidly or if competitive pressures or technological changes are greater than anticipated. Even if the Company is able to obtain additional financing, the Company will subsequently need to raise additional funds if it does not become profitable or if achieving profitability takes longer than anticipated.

INTERNET USAGE STAGNATES OR THE INTERNET'S INFRASTRUCTURE FAILS

If the Internet does not gain increased acceptance for B2B e-commerce, the Company will not grow and profitability will be hampered. Concerns about the security of on-line transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. The Company may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. The Company cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop.

DEPENDENCY ON DATA CENTERS, WHICH COULD BE DESTROYED OR DAMAGED

The Company's Internet-based products are dependent upon the ability to protect computer equipment and the information stored on this equipment against damage that may be caused by fire, power loss, telecommunication or Internet failures, unauthorized intrusion, computer viruses and disabling devices, internal errors and other similar events. The Company currently leases space in a data center located in Dayton, Ohio which provides physical security (24 hour security guards), environment control (humidity and temperature), and electricity (battery operated, backfilled from the Dayton power grid, with six hours of battery backup in the event of a power failure). Additional motor generator services are available within the six hour battery backup timeframe if necessary) and bandwidth (three Internet backbone providers with load balancing). The Company also maintains backup systems at its facility in Beavercreek, Ohio located approximately twelve miles from the data center. In the event of a regional catastrophe, the Company may suffer a significant loss to its systems and may be unable to provide services to customers which would have a substantial effect on the Company.

Depending on future financial position, the Company has plans to lease backup data center space which is geographically separated from its current data center with procedures to provide for switching to the backup data center in the event of a catastrophic event or system failure.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of the Company's consolidated financial condition and results of operation for the fiscal years ended December 31, 1999 and 1998, and for the fiscal quarters ended March 31, 1999 and 1998, should be read in conjunction with the Company's consolidated financial statements included elsewhere herein. The Company believes that the merger of Sub into EDICT, effective as of April 10, 2000, will have substantial impact on its future operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION - FISCAL YEARS 1999 AND 1998 RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Due to the merger with EDICT Systems, Inc. on April 10, 2000, Twilight Productions and EDICT Systems results of operations for the year ended December 31, 1999 are being presented separately, and then pro-forma with Twilight Productions and EDICT Systems combined as if the merger occurred on January 1, 1999.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998 FOR TWILIGHT PRODUCTIONS, LTD.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. Twilight has incurred losses since its inception, and has an accumulated deficit of $739,192 and $351,108 for the years ended December 31, 1999 and December 31, 1998, respectively. Twilight has financed its operations to date primarily through the sale of Common Stock and options to purchase Common Stock.

REVENUE

During the last two fiscal years, Twilight Productions produced no revenues other than interest income of $11,831 in 1999 as compared to $19,025 for fiscal 1998. The decrease in interest income is due to the nature and overall return of the investments made by Twilight.

COST OF OPERATIONS

Cost of operations consisted of general and administrative expenses of $123,865 for 1999 as compared to $115,937 for 1998 and a write down to the net realizable value of zero the cost of the two feature-length films the company developed but never sold ($276,050). The increase in cost of operations is due to higher general and administrative costs.

NET PROFIT/LOSS

Twilight experienced a net loss in 1999 of $388,084 versus a net loss in 1998 of $96,912. The increased loss is primarily attributable to the write down to the net realizable value of zero the cost of the two feature-length films the company developed but never sold ($276,050).

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments decreased to $229,666 in 1999 from $361,648 in 1998. The decrease is primarily attributable to higher general and administrative fees along with lower investment income.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998 FOR EDICT SYSTEMS, INC.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. EDICT Systems has incurred a loss before taxes in 1999 of $49,509 and in 1998 of $9,318. EDICT Systems has financed its operations with internally generated cash flow from operations and debt instruments - bank lines of credit.

REVENUE

EDICT Systems had revenues in 1999 of $824,443 versus revenues of $690,068 in 1998. The increase in revenues is due to increased sales and marketing activity of the company's software products.

COST OF OPERATIONS

EDICT Systems had total operating expenses (including depreciation and amortization) of $873,952 in 1999 versus $699,386 in 1998. The increase is due to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and its first Vortal, www.GroceryEC.com.

INCOME TAX BENEFITS

EDICT Systems recorded an income tax benefit of $2,817 in 1999 and $10,740 in 1998 due primarily to the difference between accrual basis accounting for financial reporting purposes and the cash basis for tax purposes.

NET PROFIT/LOSS

The company experienced a net loss in 1999 of $46,692 versus a net income in 1998 of $1,422. The net loss in 1999 is primarily attributable to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and www.GroceryEC.com.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments decreased to $3,420 in 1999 from $16,548 in 1998. The decrease is attributable primarily to expenditures for equipment purchases and capitalized software costs that were offset by cash provided by operations and proceeds from the bank lines of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIUS OF FINANCIAL CONDITION - 1st QUARTER 2000 AND 1999 RESULTS OF OPERATIONS QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999

Due to the merger with EDICT Systems, Inc. on April 10, 2000, Twilight Productions and EDICT Systems results of operations for the quarter ended are being presented separately, and then pro-forma with Twilight Productions and EDICT Systems combined as if the merger occurred on January 1, 2000.

RESULTS OF OPERATIONS QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999 FOR TWILIGHT PRODUCTIONS, LTD.

REVENUE

During first quarter ended March 31, 2000 and the first quarter ended March 31, 1999, Twilight Productions produced no revenues other than interest income of $1,632 in Q1 2000 as compared to $3,980 for Q1 1999. The decrease in interest income is due to the nature and overall return of the investments made by the company.

COST OF OPERATIONS

Cost of operations consisted of general and administrative expenses of $15,147.40 for Q1 2000 as compared to $31,104 for Q1 1999. The decrease in cost of operations is due to lower general and administrative costs.

NET PROFIT/LOSS

The company experienced a net loss for Q1 2000 of $13,515 versus a net loss for Q1 1999 of $27,124. The decreased loss is primarily attributable to lower general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments in Q1 2000 was $216,151 versus the balance of Cash, Cash Equivalents, and Short-term Investments in Q1 1999 of $329,880. The decrease is primarily attributable to higher general and administrative fees along with lower investment income.

RESULTS OF OPERATIONS QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999 FOR EDICT SYSTEMS, INC.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. EDICT Systems has incurred a loss before taxes in Q1 2000 of $102,006 versus a net loss of $19,078 in Q1 1999. EDICT Systems has financed its operations with internally generated cash flow from operations and debt instruments (e.g. bank lines of credit).

REVENUE

EDICT Systems had revenues in Q1 2000 of $199,623 versus revenues of $172,952 in Q1 1999. The increase in revenues is due to increased sales and marketing activity of the Company's software products.

COST OF OPERATIONS

EDICT Systems had total operating expenses (including depreciation and amortization) of $301,629 in Q1 2000 versus $192,030 in Q1 1999. The increase is due to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and its first Vortal, www.GroceryEC.com, and charges related to the merger with Twilight Productions, Ltd.

INCOME TAX BENEFITS

EDICT Systems recorded an income tax benefit of $20,503 in Q1 2000 and $3,835 in Q1 1999 due primarily to the difference between accrual basis accounting for financial reporting purposes and the cash basis for tax purposes.

NET PROFIT/LOSS

The Company experienced a net loss in Q1 2000 of $81,503 versus a net loss in Q1 1999 of $15,243. The net loss in 1999 is primarily attributable to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and www.GroceryEC.com, and charges related to the merger with Twilight Productions, Ltd.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments for Q1 2000 was $13,724 versus the balance of Cash, Cash Equivalents, and Short-term Investments for Q1 1999 of $26,168. The decrease is attributable primarily to expenditures for equipment purchases and capitalized software costs that were offset by cash provided by operations and proceeds from the bank lines of credit.

RESULTS OF OPERATIONS QUARTER ENDED JUNE 30, 2000 COMPARED TO QUARTER ENDED JUNE 30, 1999 FOR TWILIGHT PRODUCTIONS, LTD. AND SUBSIDIARY (EDICT SYSTEMS, INC.)

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. Twilight and Subsidiary (EDICT Systems) has incurred a loss before taxes in Q2 2000 of $212,104 versus a loss before taxes of $38,545 in Q2 1999. The Company has financed its operations with existing cash balances and debt instruments (e.g. bank lines of credit).

REVENUE

The Company had revenues in Q2 2000 of $171,346 versus revenues of $193,591 in Q2 1999. The decrease in revenues is due to reduced sales of the company's software products and license fees offset partially by increased revenues in its internet electronic commerce business.

COST OF OPERATIONS

The Company had total operating expenses (including depreciation and amortization) of $383,450 in Q2 2000 versus $232,136 in Q2 1999. The increase is due to higher administrative expenses, the addition of several employees, investment in the development, marketing and maintenance and support of EnterpriseEC and its first Vortal, www.GroceryEC.com, and merger related charges.

INCOME TAX BENEFITS

The Company recorded an income tax benefit of $64,153 in Q2 2000 and $2,277 in Q2 1999 due to the recognition of net operating loss carryforwards.

NET PROFIT/LOSS

The Company experienced a net loss in Q2 2000 of $147,951 versus a net loss in Q2 1999 of $36,268. The higher net loss in 2000 is primarily attributable to higher administrative expenses, the addition of several employees, investment in the development and marketing of EnterpriseEC and www.GroceryEC.com, and merger related charges.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments for Q2 2000 was $67,211 versus the balance of Cash, Cash Equivalents, and Short-term Investments for Q2 1999 of $318,157. The decrease is attributable primarily to expenditures for equipment, capitalized software costs, and operating activities. Proceeds from borrowings on bank lines of credit and other note payable were used to finance operating activities.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999 FOR TWILIGHT PRODUCTIONS, LTD. AND
SUBSIDIARY (EDICT SYSTEMS, INC.)

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. Twilight and Subsidiary (EDICT Systems) has incurred a loss before taxes in six months ended June 30, 2000 of $327,625 versus a loss before taxes of $84,747 in six months ended June 30, 1999. The Company has financed its operations with existing cash balances and debt instruments (e.g. bank lines of credit).

REVENUE

The Company had revenues in six months ended June 30, 2000 of $372,601 versus revenues of $370,523 in six months ended June 30, 1999, as reduced sales of the company's software products and license fees were approximately offset by increased revenues in its internet electronic commerce business.

COST OF OPERATIONS

The Company had total operating expenses (including depreciation and amortization) of $700,226 in six months ended June 30, 2000 versus $455,270 in the six months ended June 30, 1999. The increase is due to higher administrative expenses, the addition of several employees, investment in the development, marketing and maintenance and support of EnterpriseEC and its first Vortal, www.GroceryEC.com, and merger related charges.

INCOME TAX BENEFITS

The Company recorded an income tax benefit of $84,656 in the six months ended June 30, 2000 and $6,112 in the six months ended June 30, 1999 due to the recognition of net operating loss carryforwards and carryback.

NET PROFIT/LOSS

The Company experienced a net loss in the six months ended June 30, 2000 of $242,969 versus a net loss in the six months ended June 30, 1999 of $78,635. The higher net loss in 2000 is primarily attributable to higher administrative expenses, the addition of several employees, investment in the development and marketing of EnterpriseEC and www.GroceryEC.com, and merger related charges.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments at
June 30,200 was $67,211 versus the balance of Cash, Cash Equivalents, and Short-term Investments at June 30, 1999 of $318,157. The decrease is attributable primarily to expenditures for equipment, capitalized software costs, and operating activities. Proceeds from borrowings on bank lines of credit and other note payable were used to finance operating activities.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company presently maintains its principal place of business in two adjacent facilities at 1619 and 1635 Mardon Drive, Beavercreek, Ohio, 45432 with the primary address being 1619 Mardon Dr., Beavercreek, Ohio, 45432. These buildings provide a total of approximately 3,000 square feet of useable office space. Both facilities are leased for a total of $3,000 per month, at below-fair market price, triple net lease from the Company's President on a month-to-month basis.

The Company expects that the current facilities will be adequate for FY 2000 but that a larger, combined facility may be necessary if the Company adds significant additional personnel. The Company has initiated a search for a suitable facility located in the greater Dayton, Ohio area in the event that additional space is necessary.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth as of May 1, 2000, the number and percentage of the outstanding shares of Common Stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Common Stock.

Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

(i)   The following table has been completed for each Director of the Company:

                                       Common           Options    Percent of
Name and Address                       Shares                        Class
Jason Wadzinski                        3,658,508           0           64.6
32 E. National Rd.
Englewood, OH  45322

John F. Sheffs                           339,172           0            6.0
3545 Woodgreen Dr.
Beavercreek, OH  45434

(ii) The following table has been completed for each of Executive Officers of the Company:

                                       Common           Options    Percent of
Name and Address                       Shares                        Class
Jason Wadzinski                        3,658,508           0           64.6
32 E. National Rd.
Englewood, OH  45322


(iii) The following table has been completed for all Directors and Executive Officers of the Company as a group:

                                       Common           Options    Percent of
                                       Shares                        Class
All Officers and                       3,997,680           0         70.6
Directors as a
Group (2 persons)

(iv) The following table has been completed for those persons known to the company as beneficial owners of five percent or more of the Company's voting Common Stock:

                                       Common           Options    Percent of
Name and Address                       Shares                        Class
Jason Wadzinski                        3,658,508           0         64.6
32 E. National Rd.
Englewood, OH  45324

John F. Sheffs                           339,172           0          6.0
3545 Woodgreen Dr.
Beavercreek, OH  45434

Halter Financial Group                   170,000<F1>       0          3.0
14160 Dallas Parkway, Suite 950
Dallas, TX 75240

Art Howard Beroff                        275,000<F1><F2>   0          4.9
156-34 88th. Street
Howard Beach, NY 11414

                                       5,661,173

<F1>
Does not include 141,500 shares that Beroff and Halter Financial, or their designees, are each required to purchase on or before July 5, 2000 pursuant to the Stock Purchase Agreement. Neither Beroff nor Halter has purchased these shares as of the filing date of this Form 10SB. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB.

<F2>
Does not include 80,000 shares of which Art Howard Beroff disclaims beneficial ownership.


Upon completion of the share purchase, assuming that Halter and Beroff purchase all of the additional shares (as opposed to one or more of their designees), Halter will own approximately 5.5% and Beroff will own approximately 7.3% of Common Stock outstanding.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Jason K. Wadzinski                     35             President/CEO/Director

John F. Sheffs                         75             Director

Jason K. Wadzinski founded Edict in 1990 and has held the position of President/CEO/Director since inception. Mr. Wadzinski is an Air Force veteran and has held positions in information technology since 1982.

John F. Sheffs has been a Director of Edict since 1995. Mr. Sheffs was President/CEO/Director and sole Shareholder of Electro Sales Associates, Inc., a manufacturers' representative company that sold various electronics products to manufacturing companies located in the eastern half of the United States. Mr. Sheffs has a lifetime of experience in management and entrepreneurship, with special emphasis on sales and marketing.

No family relationship exists among directors and executive officers. No egal proceedings occurred during the last five years that are material to an evaluation of the ability or integrity of any director or executive officer.


ITEM 6.  EXECUTIVE COMPENSATION

Name and Title                              Year              Annual Salary
Jason K. Wadzinski,                         1999              $ 51,600
President/CEO


Jason K. Wadzinski is the sole executive officer of the Company. No payments classified as long-term compensation, other annual compensation and all other compensation were made. The Company has no long-term incentive plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Twilight paid $120,000 and $109,000 to two of its former officers/directors for services rendered during the years ended December 31, 1999 and 1998, respectively. No transaction, proposed transaction or series of transactions occurred in the last two years and through the date of this filing directly or indirectly, between Edict and any director or executive officer that exceeded $60,000 during the last two years.

Edict leases its office space from a shareholder of the Company. This space is leased on a month to month basis for $3,000 per month. Lease payments made under this arrangement were $34,800 and $21,800 in 1999 and 1998, respectively. As part of this arrangement, Edict pays the real estate taxes of the leased property. Payments made by Edict for taxes were $9,716 and $6,033 in 1999 and 1998, respectively.

Pursuant to the Services Agreement and the Registration Rights Agreement, both dated April 10, 2000 (the date of the Merger), the Company issued 400,000 shares of Common Stock to HFG. In return, HFG agreed to provide services to the Company in support of the Merger and post-merger services relating to public relations, investor relations and assisting with the Securities and Exchange Commission ("SEC") filing requirements. On April 10, 2000, shares of Common Stock were trading at approximately $1.06 per share.

Also on April 10, 2000, the Company entered into the Stock Purchase Agreement with HFG and Beroff. The Stock Purchase Agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Common Stock for $150,000 each on or before July 5, 2000 resulting in the issuance of 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Section 4(2) of the Securities Act of 1933. HFG and Beroff have not yet purchased the additional shares. The purchase date for the additional shares has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB.

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share; with 619,173 issued and outstanding at December 31, 1999, 5,378,173 issued and outstanding at April 10, 2000 (date of Merger); and 5,661,173 to be issued and outstanding within 5 days following the filing of this Form 10SB when 283,000 additional shares will be issued pursuant to the Stock Purchase Agreement.

No preferred stock, debt securities or other securities of the Company are authorized, issued or outstanding. The 400,000 shares of Common Stock issued to HFG for services and the 283,000 shares of Common Stock to be issued to HFG and Beroff, or their designees, pursuant to the Stock Purchase Agreement will be subject to registration rights.

                                   Part II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information. Since May 4, 2000, the Company's Common Stock has traded on the Pink Sheets. Prior to this, the Common Stock traded on the OTC Bulletin Board under the symbol "TWIP".

The following table sets forth, for the periods indicated, the high and low per share bid information for the Company's Common Stock on the OTC Bulletin Board or the Pink Sheets, as applicable. Such high and low bid information reflects inter-dealer quotes, without retail mark-up, mark down or commissions and may not represent actual transactions.

               Date                          High             Low
               03/31/98                      0.750            0.250
               06/30/98                      0.750            0.250
               09/30/98                      0.750            0.350
               12/31/98                      0.562            0.312
               03/31/99                      0.375            0.375
               06/30/99                      0.500            0.375
               09/30/99                      0.468            0.250
               12/31/99                      0.468            0.250
               03/31/00                      1.187            0.250
               06/27/00                      3.750            0.687

The Company is filing this Form 10-SB for the purpose of registering the Company's Common Stock under the Securities and Exchange Act of 1934 in order to resume trading on the OTC Bulletin Board. Since the Company did not file a Form 10-SB prior to May 4, 2000, it was delisted from the OTC Bulletin Board and its Common Stock has been trading on the Pink Sheets. After the Company has cleared all comments by the SEC on this FORM 10-SB, the Company will register to have its shares listed on the OTC Bulletin Board.

Approximate Number of Holders. As of June 1, 2000, the Company had approximately 313 registered holders of record of Common Stock. Some of those registered holders are brokers who are holding shares for multiple clients in street names. Accordingly, the Company believes the number of actual Shareholders of Common Stock exceeds the number of registered holders of record.

Dividends. The Company has never paid any cash or stock dividends. The Company presently intends to reinvest earnings, if any, to fund the development and expansion of the Company and therefore, does not anticipate paying dividends on Common Stock in the foreseeable future. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, financial position, general economic conditions and other pertinent factors.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not currently subject to any legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

In November 1999, Edict engaged the services of Battelle & Battelle LLP for the purpose of conducting financial audits of Edict. The Company intends to engage the services of Battelle & Battelle LLP as the independent auditors for the Company.

Prior to the Merger, Twilight engaged the services of Mark Bindiger, CPA, to perform annual audits.

There are no disagreements between the Company and its auditors to report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On April 10, 2000, pursuant to the Services Agreement and the Registration Rights Agreement the Company issued 400,000 shares of Common Stock to HFG. In return, HFG agreed to provide services to the Company in support of the Merger and post-merger services relating to public relations, investor relations, and assisting with SEC filing requirements. At the date of the Merger shares of Common Stock were trading at approximately $1.06 per share.

On or before July 5, 2000, pursuant to the Stock Purchase Agreement, HFG and Beroff, or their designees are required to each purchase 141,500 shares of Common Stock for $150,000 resulting in the issuance of 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Section 4(2) under the Securities Act of 1933. HFG and Beroff have not yet purchased the additional shares. The purchase date for the additional shares has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's certificate of incorporation and bylaws contain provisions indemnifying the directors and executive officers against liabilities. In the certificate of incorporation, the Company has eliminated the personal liability of the directors and executive officers to the Company and its Stockholders for monetary damages for breach of their fiduciary duty, including acts constituting gross negligence. However, in accordance with Delaware law, a director will not be indemnified for a breach of its duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation or any transaction from which the director derived improper personal benefit.

In addition, the bylaws further provide that the Company may advance to the directors and officers expenses incurred in connection with proceedings against them for which they are entitled to indemnification. The Company has also agreed to indemnify, defend, and hold harmless each of the officers and directors to the fullest extent permissible by law with regard to any and all loss, expense or liability, including payment and advancement of reasonable attorney's fees, arising out of or relating to claims of any kind, whether actual or threatened, relating in any way to their service to us. The Company plans to memorialize these provisions in written agreements.


                                    PART F/S

Financial Statements

(a)      Historic Financial Statements

The following audited financial statements are filed as part of this report:

     Independent Auditors' Report of Twilight Productions, Ltd.

     Audited balance sheets of Twilight Productions, Ltd. as of December 31, 1999 and 1998, and audited statements of income and accumulated deficit, and cash flows for the years ended December 31, 1999 and 1998.

     Independent Auditors' Report of Edict Systems, Inc.

     Audited balance sheets of Edict Systems, Inc. as of December 31, 1999 and 1998, and audited statements of income and accumulated deficit, and cash flows for the years ended December 31, 1999, and 1998.

The following unaudited financial statements are filed as part of this report:

     Unaudited balance sheets of Twilight Productions, Ltd. as of March 31, 2000 and 1999, and unaudited statements of income and accumulated deficit, and cash flows for the three months ended March 31, 2000 and 1999.

     Unaudited balance sheets of Edict Systems, Inc. as of March 31, 2000 and 1999, and unaudited statements of income and accumulated deficit, and cash flows for the three months ended March 31, 2000 and 1999.

     Unaudited consolidated balance sheets of Twilight Productions, Ltd. & Subsidiary as of June 30, 2000 and 1999, and unaudited statements of operations and retained earnings (deficit), and unaudited statements of cash flows for the three months and six months ended
     June 30, 2000 and 1999.

(b)      Pro Forma Financial Statements

The following pro forma financial information is filed as part of this report:

     Unaudited pro forma consolidated balance sheet which combines the audited balance sheet of Twilight Productions, Ltd. as of December 31, 1999 and the audited balance sheet of Edict Systems, Inc. as of December 31, 1999, along with a description of the unaudited pro forma adjustments.

     Unaudited pro forma consolidated statement of income which combines the statement of income of Twilight Productions, Ltd. for the year ended December 31, 1999 and the statement of operations of Edict Systems, Inc. for the year ended December 31, 1999, along with a description of the unaudited pro forma adjustments.

     Unaudited pro forma consolidated balance sheet which combines the unaudited balance sheet of Twilight Productions, Ltd. as of March 31, 2000 and the unaudited balance sheet of Edict Systems, Inc. as of March 31, 2000, along with a description of the unaudited pro forma adjustments.

     Unaudited pro forma consolidated statement of income which combines the statement of income of Twilight Productions, Ltd. for the quarter ended March 31, 2000 and the statement of operations of Edict Systems, Inc. for the quarter ended March 31, 2000, along with a description of the unaudited pro forma adjustments.

     The aforementioned pro forma financial statements were prepared under the assumption that the merger of Twilight Productions, Ltd. and Edict Systems, Inc. had been consummated as of January 1, 1999 for the December 31, 1999 financial statements and as of January 1, 2000 for the March 31, 2000 financial statements. These pro forma financial statements may not be indicative of the financial position and results of operations that actually would have been obtained if the merger had been in effect or that may be obtained in the future. Such statements should be read in conjunction with the Registrant's audited financial statements. The assumptions and adjustments used are described in the accompanying notes to the pro forma financial statements.


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of    Twilight Productions, Ltd.

I have audited the accompanying balance sheets of Twilight Productions, Ltd. as of December 31, 1999 and December 31, 1998, and the related statements of income and accumulated deficit and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.


/s/ Mark Bindiger

February 10, 2000






                     TWILIGHT PRODUCTIONS, LTD.
                          BALANCE SHEETS

                                           Year Ended December 31,
                                              1999        1998
                A S S E T S

CURRENT ASSETS
  Cash and cash equivalents                 229,666       361,648
  Film costs (Note 2)                            -        255,118
  Other current assets                           -            625

  Total current assets                      229,666       617,391

PROPERTY AND EQUIPMENT
Office equipment                              2,486         2,486
Less accumulated depreciation                 2,486         2,153

    Depreciated cost                              -           333

ORGANIZATION COSTS-NET                            -            26

      Total assets                          229,666       617,750

                LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY
Common stock - .001 par value, 20,000,000
shares authorized, 619,173,   shares issue      619           619
Additional paid-in capital                  968,239       968,239
Accumulated deficit                        (739,192)     (351,108)

Total shareholders' equity                  229,666       617,750

Total liabilities and shareholders' equity  229,666       617,750

The accompanying notes are an integral part of the financial statements.






                      TWILIGHT PRODUCTIONS, LTD.
            STATEMENTS OF INCOME AND ACCUMULATED DEFICIT


                                           Year Ended December 31,
                                                1999        1998
REVENUES
  Interest income                              11,831      19,025

     Total revenues                            11,831      19,025

OPERATING EXPENSES
  General and administrative expenses         123,865     115,937
  Write down of film costs to net realizable
  value (Note 2)                              276,050           -

     Total operating expenses                 399,915     115,937

NET LOSS                                     (388,084)    (96,912)

    Accumulated deficit, beginning of year   (351,108)   (254,196)

ACCUMULATED DEFICIT, END OF YEAR             (739,192)   (351,108)

The accompanying notes are an integral part of the financial statements.







                          TWILIGHT PRODUCTIONS, LTD.
                           STATEMENTS OF CASH FLOWS


                                                   Year Ended
                                                   December 31,
                                                  1999      1998
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                      (388,084)  (96,912)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
    Depreciation and amortization                   359       363
    Write down of film costs to net realizable
      value                                     276,050
 Increase (Decrease) in cash arising from
  changes in assets and liabilities:
    Film costs                                  (20,932)  (41,738)
    Other current assets                            625       300
    Net cash used in operating activities      (131,982) (137,987)

NET DECREASE IN CASH AND CASH EQUIVALENTS      (131,982) (137,987)

  Cash and cash equivalents, beginning of year  361,648   499,635

CASH AND CASH EQUIVALENTS, END OF YEAR          229,666   361,648

 SUPPLEMENTAL DISCLOSURES

   Interest paid                                      -        -
   Taxes paid                                         -        -


The accompanying notes are an integral part of the financial statements.



                         TWILIGHT PRODUCTIONS LTD.
                       NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 1999


NOTE 1 - ORGANIZATION

     Twilight Productions Ltd. (The "Company") was incorporated in the State of Delaware on March 9, 1994. The Company issued 72,700 shares of common stock to its two officers and directors and other persons at a rate of $.06 per share ($4,362 in the aggregate). The Company is engaged in the business of producing high quality, low budget, feature length motion pictures. Since the Company's inception two films have been produced but not sold as of February 10, 2000.Management has written off the value of both films to zero even though they anticipate in the future that both films may be profitable.

     In 1994 the Company raised an additional $20,496 pursuant to an offering of 4,000 units at $6.00 a unit. 3,416 of the units were sold. Each unit consisted of one share of common ($.001 par value) and 40 class A warrants. Each class A warrant entitled the holder to purchase one additional share at $5.25 per share for a period of nine months following the offering. On February 17, 1995 the exercise price was reduced to $2.50 a share.In April 1995 a second stock placement offering was done consisting of 4,000 units at $9.25 a unit. Each unit consisted of one share of common ($.001) and 50 class B warrants. 4,000 units were sold. Each class B warrant entitled the holder to purchase one additional share at a price of $3.00 per share for a period of four months following the offering.

     In September 1995 another stock placement was done whereby 120,000 shares of stock were sold to related parties at the stocks fair market value at that date ($.25 a share).

     In January 1996 option to purchase 200,000 shares of common stock was granted to two officers/directors. In December 1996 the officers/directors exercised their stock options to purchase 117,857 shares of stock at $.28 a share.

     In 1998 the Company increased its authorized number of shares to 20,000,000.



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DEFERRED OFFERING COSTS

     All offering costs incurred by the Company in connection with the offerings have been charged to additional paid in capital.

  ORGANIZATIONAL COSTS

     Organizational costs are expensed over a sixty month period from the commencement of operations.

  CASH AND CASH EQUIVALENTS

     The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

  REVENUE RECOGNITION

     Revenue from theatrical licensing agreements is recognized when the film has been delivered and becomes contractually available. The primary market is foreign theatrical releases.

  ACCOUNTING FOR FILM COSTS

     Inventory of film costs consists of acquisition costs, production costs and certain exploitation costs and are stated at the lower of cost or estimate net realizable value.

     In accordance with the provisions of Financial Accounting Standards No. 53, film costs are amortized on the ratio that the revenue earned for the year bears to management's estimate of the total gross revenue to be realized.
Such estimates are revised periodically and estimated losses, if any, are provided for in full.

NOTE 3 - RELATED PARTY TRANSACTIONS

     The Company at present uses the offices of its President for pre and post production development at no cost to the Company. In addition, the Company paid $120,000 and $109,000 to two of its officers/directors for services rendered during the years ended December 31, 1999 and 1998, respectively.

NOTE 4 - INCOME TAXES

     No current provision for income taxes is made due to net operating osses. The Company currently has a substantial net operating loss carryforward. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate recognition.




                      EDICT SYSTEMS, INC.
                        BALANCE SHEET

                                                   31-Dec
                                              1999         1998
                         A S S E T S
CURRENT ASSETS
  Cash and cash equivalents                  3,420         16,548
  Accounts receivable, net                 122,169        142,295
  Refundable income tax                                    20,472
  Other                                     12,017

      Total current assets                 137,606        179,315

SOFTWARE DEVELOPMENT COSTS, net            204,542        135,807

PROPERTY AND EQUIPMENT
  Office equipment                         147,838        106,331
    Less accumulated depreciation           98,325         78,299

      Depreciated cost                      49,513         28,032

      Total assets                         391,661        343,154

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
  Bank notes payable                       115,894         21,288
  Accounts payable                          63,417         70,593
  Accrued expenses                          19,108          8,983
  Deferred income taxes                        905          3,782
  Deferred revenue                         168,724        168,203

      Total current liabilities            368,048        272,849

SHAREHOLDERS' EQUITY
  Common stock                               2,000          2,000
  Treasury stock                           (75,000)       (75,000)
  Retained earnings                         96,613        143,305

      Total shareholders' equity            23,613         70,305

     Total liabilities and shareholders'
     Equity                                391,661        343,154

The accompanying notes are an integral part of the financial statements.




                       EDICT SYSTEMS, INC.
             STATEMENT OF INCOME AND RETAINED EARNINGS

                                           Year Ended December 31
                                            1999            1998
REVENUES
  Product sales and license fees           815,197         675,056
  Other income                               9,246          15,012

     Total revenues                        824,443         690,068

OPERATING EXPENSES
  Cost of sales                             20,877          56,768
  Salaries and benefits                    572,627         476,689
  General and administrative expenses      187,409         127,388
  Depreciation                              20,026          11,886
  Amortization                              57,217          14,459
  Bad debt expense                           5,000          15,000
  Interest, net                              9,236          -4,399
  Miscellaneous                              1,560           1,595

     Total operating expenses              873,952         699,386

LOSS BEFORE TAXES                          -49,509          -9,318

    Income tax benefits                     -2,817         -10,740

NET (LOSS) INCOME                          -46,692           1,422

    Retained earnings, beginning of year   143,305         141,883

RETAINED EARNINGS, END OF YEAR              96,613         143,305

The accompanying notes are an integral part of the financial statements.



                          EDICT SYSTEMS, INC.
                        STATEMENT OF CASH FLOWS

                                           Year Ended December 31
                                              1999           1998
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                         (46,692)        1,422
Adjustments to reconcile net (loss) income
to cash provided by operating activities:
      Depreciation                           20,026        11,886
      Amortization                           57,217        14,459
Provision for deferred income taxes
(benefit)                                    (2,877)        9,674
Increase (decrease) in cash arising from
changes in assets and liabilities:
      Accounts receivable                    20,126        (8,078)
      Other assets                            8,455       (20,438)
      Accounts payable                       (7,176)       42,142
      Accrued expenses                       10,125       (33,812)
      Deferred revenue                          521        76,108

Net cash provided by operating activities    59,725        93,363

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                    (41,507)      (19,864)
  Software costs capitalized               (125,952)     (128,486)

 Net cash used in investing activities     (167,459)     (148,350)

CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of treasury stock                     -       (50,000)
Borrowings on bank line of credit           164,033        25,000
   Payments on bank line of credit          (69,427)       (3,712)

Net cash provided by (used in) financing
activities                                   94,606       (28,712)
NET DECREASE IN CASH AND CASH EQUIVALENTS   (13,128)      (83,699)

  Cash and cash equivalents, beginning of
  Year                                       16,548       100,247

CASH AND CASH EQUIVALENTS, END OF YEAR        3,420        16,548

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ITEMS
  Income taxes paid, net of refunds               -         3,227
  Interest paid                               4,320         1,498

The accompanying notes are an integral part of the financial statements.


                              EDICT SYSTEMS INC.
                       NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Edict Systems, Inc. develops and markets electronic data interchange and electronic commerce software products and services that enable its customers to send and receive business documents electronically in standard and proprietary formats. Customers consist of businesses across a number of industries throughout the United States.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

     ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for uncollectible accounts. The allowance for uncollectible accounts was $25,000 and $20,000 in 1999 and 1998,respectively.

     PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Costs of normal maintenance and repairs are charged to expense as incurred. Impairment of asset value is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation is provided using accelerated methods for financial reporting purposes at rates based on useful lives of five to seven years. Depreciation expense was $20,026 and $11,886 in 1999 and 1998, respectively.

     REVENUE RECOGNITION - Revenue from product sales are recorded when the product is shipped. Ongoing license fees are recognized ratably over the contract period.

     DEFERRED INCOME TAXES - Deferred income taxes are provided for temporary differences in recognition of assets and liabilities for financial statements and for income tax purposes.In addition, deferred income taxes are provided to recognize future tax benefits of tax credits and net operating loss carry-forwards, to the extent realization of such benefits is more likely than not.

NOTE 2 - SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs that are amortized by the straight-line method over the remaining estimated economic lives of the software product, which is generally estimated to be three years. Capitalized software costs amounted to $287,108 and $161,156 at December 31, 1999 and 1998, respectively and the related accumulated amortization was $82,566 and $25,349, respectively.

     Software costs consists of the following:


                        Bar Code
                        Label     Formula One?  Enterprise
                        Module    For Windows       EC?    Total
Balance as of
December 31, 1997       $21,780                           $21,780
  Costs incurred        128,486                           128,486
  1998 amortization     (10,890)   (3,569)                (14,459)
Balance as of
December 31, 1998        10,890   124,917             -   135,807
  Costs                 125,952                           125,952
  1999 amortization     (10,890)  (42,829)       (3,498)  (57,217)
Balance as of
December 31, 1999      $          $ 82,088     $122,454  $204,542


NOTE 3 - RELATED PARTY TRANSACTIONS

     The Company leases its office space from a Shareholder of the Company. This space is leased on a month to month basis for 3,000 per month. Lease payments made under this arrangement were 34,800 and $21,800 in 1999 and 1998, respectively. As part of this arrangement, the Company pays the real estate taxes of the leased property. Payments made by the Company for taxes were $9,716 and $6,033 in 1999 and 1998, respectively.

NOTE 4 - BANK NOTES PAYABLE

     In 1997 the Company obtained a $35,000 line of credit from Star Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus two percent, 10.5% as of December 31, 1999. Outstanding borrowings under this agreement were $34,794 and $21,288 at December 31, 1999 and 1998 respectively. The majority Shareholder has personally guaranteed this line of credit. This line of credit is collateralized by substantially all business assets of the Company.

     In 1999 the Company obtained an $80,000 line of credit from Huntington Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus one-half of one percent. During 1999 this line of credit was converted into a $100,000 commercial note. Outstanding borrowings under this agreement were $81,100 at December 31, 1999. The majority Shareholder has personally guaranteed this line of credit. This loan is collateralized by substantially all business assets of the Company.

NOTE 5 - SHAREHOLDERS' EQUITY

     The Company has one class of Common Stock with no par value. As of December 31, 1998 and 1999 the Company had 1,000 authorized shares of Common Stock with 100 shares issued and 56 shares outstanding.

     During 1998 the Company repurchased 44 shares of its stock for $75,000 which included a forgiveness of indebtedness from the former Shareholder of $25,000. Treasury stock is accounted for using the cost method.
In connection with the purchase of the stock, the Company entered into a consulting agreement with the former Shareholder. In addition, the former Shareholder could receive additional consideration from the Company if substantially all of its assets are sold within predetermined timeframes from the stock redemption date. With the passage of time through December 31, 1999, the Company's potential liability is limited to $50,000 and this liability is eliminated if the Company's assets are sold after May 14, 2000.

NOTE 6 - PROFIT SHARING PLAN

     The Company established a profit sharing and 401(k) plan Covering substantially all employees in 1997. The Company may make annual discretionary contributions to the plan based on participants' contributions. The Company's contribution to this plan was $1,018 in 1998, and $-0- for 1999.


NOTE 7 - INCOME TAX EXPENSES (BENEFITS)

Income tax expenses (benefits) are comprised of the following:


                                         Year Ended December 31
                                          1999              1998
Taxes current payable (refundable):
  Federal                                $   -           ($20,472)
  State and local                           60                 58
                                            60            -20,414
Deferred income taxes                   -2,877              9,674
Total income tax benefits              ($2,817)          ($10,740)



At December 31, 1999 and 1998, deferred income tax liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. These differences consist principally of the difference between accrual basis accounting for financial reporting purposes and the cash basis for tax purposes.





                     TWILIGHT PRODUCTIONS, LTD.

                           BALANCE SHEET
                            UNAUDITED)


                                                  March 31,
                                             2000          1999
                   A S S E T S

CURRENT ASSETS
  Cash and cash equivalents                216,151       329,880
  Film costs                                     -       259,763
  Interest receivable                            -           625

      Total current assets                 216,151       590,268


PROPERTY AND EQUIPMENT
  Office equipment                           2,486         2,486
  Accumulated depreciation                   2,486         2,154

    Depreciated cost                             -           332

ORGANIZATION COSTS - NET                         -            26

      Total assets                         216,151       590,626

      LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY
  Common stock                                 619           619
  Additional paid-in capital               968,239       968,239
  Accumulated deficit                     -752,707      -378,232

       Total shareholders' equity          216,151       590,626

       Total liabilities and shareholders'
       equity                              216,151       590,626


The accompanying notes are an integral part of the financial statements.




                    TWILIGHT PRODUCTIONS, LTD.
            STATEMENT OF INCOME AND ACCUMULATED DEFICIT
                          (UNAUDITED)


                                                Quarter Ended
                                                   March 31,
                                               2000         1999

REVENUES
  Interest income                              1,632        3,980

     Total revenues                            1,632        3,980

OPERATING EXPENSES
  General and administrative expenses         15,147       31,104

     Total operating expenses                 15,147       31,104

NET LOSS                                     (13,515)     (27,124)

    Accumulated deficit, beginning of       (739,192)    (351,108)
    quarter

ACCUMULATED DEFICIT, END OF QUARTER         (752,707)    (378,232)


The accompanying notes are an integral part of the financial statements.







                    TWILIGHT PRODUCTIONS, LTD.
                      STATEMENT OF CASH FLOWS
                          (UNAUDITED)

                                                  Quarter Ended
                                                    March 31,
                                              2000          1999
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                   (13,515)     (27,124)
  Adjustments to reconcile net loss to cash
    used in operating activities:
    Decrease in cash arising from
    changes in assets and liabilities:
    Film costs                                     -       (4,644)
    Net cash used in operating activities    (13,515)     (31,768)

NET DECREASE IN CASH AND CASH EQUIVALENTS    (13,515)     (31,768)

  Cash and cash equivalents, beginning of
  quarter                                    229,666      361,648

CASH AND CASH EQUIVALENTS, END OF QUARTER    216,151      329,880



The accompanying notes are an integral part of the financial statements.



                     TWILIGHT PRODUCTIONS, LTD.
                    NOTES TO FINANCIAL STATEMENTS
               QUARTERS ENDED MARCH 31, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Twilight Productions, Ltd. Develops movies for resale. During the fourth quarter of 1999, the Company charged to expense $276,050, the entire cost of two movies the Company had produced for resale. On April 10, 2000 the Company merged with EDICT Systems, Inc. (See also
Note 3).

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

NOTE 2 - RELATED PARTY TRANSACTIONS

     The Company uses the offices of its President at no cost to the Company. The Company paid approximately $15,000 and $30,000 to two officers/directors for services rendered during the quarters ended March 31, 2000 and 1999, respectively.

NOTE 3 - SHAREHOLDERS' EQUITY AND SUBSEQUENT EVENT

     The Company had 20,000,000 authorized shares of common stock with 619,173 shares issued and outstanding as of March 31, 2000 and 1999, respectively.

     On April 10, 2000, Edict Systems, Inc. entered into a merger agreement with Twilight. The merger agreement provides for a business combination between Twilight and Edict in which Edict will become a wholly owned subsidiary of Twilight. Under the terms of the merger, Edict's issued and outstanding shares were exchanged for 4,359,000 Twilight shares. The merger is intended to qualify as a pooling of interest for accounting purposes and as a tax free reorganization for federal income tax purposes.

     In connection with the merger described above, Twilight assigned all rights, title and interest in and to the two films it had produced to Chaverim Productions, Ltd. (a related party) in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films.

     As part of the merger, Twilight entered into a service agreement with HFG whereby HFG would provide services to Twilight in support of the Merger and post-merger services relating to public relations,investor relations, and assisting with regulatory filing requirements. HFG will be compensated for these services by the issuance of 400,000 shares of Twilight's common stock. Subsequent to the issuance of shares to Edict and HFG, as described above, the former Edict shareholders own approximately 81% of Twilight's issued and outstanding shares. Immediately following the merger, the sole business of Twilight consisted of the business of Edict.

     Also on April 10, 2000, Twilight entered into a stock purchase agreement with HFG and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the merger with Edict. The stock purchase agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Twilight for $150,000 each on or before July 5, 2000 resulting in Twilight's issuance of 283,000 shares of common stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Section 4(2) of the Securities Act of 1933. HFG and Beroff have not as yet met their obligation to purchase the additional shares. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of a Form 10SB by Twilight.

NOTE 4 - INCOME TAXES

     No current provision for income taxes is made due to net operating losses. The Company currently has a substantial net operating loss carry-forward. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate recognition. Furthermore, the merger described in Note 3 will likely place additional significant limitations on the ultimate utilization of net operating loss carryforwards.


INDEPENDENT AUDITORS' REPORT

Edict Systems, Inc.
Dayton, Ohio

We have audited the accompanying balance sheets of Edict Systems, Inc. as of December 31, 1999, 1998, and 1997 and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edict Systems, Inc. as of December 31, 1999, 1998, and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/  Battelle & Battelle LLP

March 15, 2000




                        EDICT SYSTEMS, INC.
                           BALANCE SHEET
                            (UNAUDITED)


                                                    March 31,
                                                2000        1999
                            A S S E T S
CURRENT ASSETS
  Cash and cash equivalents                    13,724      26,168
  Accounts receivable, net                    108,052      79,705
  Refundable income tax                        11,844      12,640
  Deferred income taxes                         7,754       7,885
  Prepaid expenses                              9,811       3,000
      Total current assets                    151,185     129,398

SOFTWARE DEVELOPMENT COSTS, net               183,339     134,703

PROPERTY AND EQUIPMENT
  Office equipment                            148,603     117,464
    Less accumulated depreciation             103,425      83,305
      Depreciated cost                         45,178      34,159
      Total assets                            379,702     298,260

           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank notes payable                          130,341           -
  Other note payable                           50,000           -
  Accounts payable                             72,897      53,831
  Accrued expenses                             37,329      19,413
  Deferred revenue                            147,025     169,954
      Total current liabilities               437,592     243,198

(ACCUMULATED DEFICIT) SHAREHOLDERS' EQUITY
  Common stock                                  2,000       2,000
  Treasury stock                              (75,000)    (75,000)
  Retained earnings                            15,110     128,062
       Total (accumulated deficit)
       shareholders' equity                   (57,890)     55,062

       Total liabilities and (accumulated
       deficit) shareholders' equity          379,702     298,260

The accompanying notes are an integral part of the financial statements.



                        EDICT SYSTEMS, INC.
             STATEMENT OF INCOME AND RETAINED EARNINGS
                            (UNAUDITED)

                                                Quarter Ended
                                                   31-Mar
                                            2000            1999
REVENUES
  Product sales and license fees           199,043        167,133
  Other income                                 580          5,819

     Total revenues                        199,623        172,952

OPERATING EXPENSES
  Cost of sales                              9,025          7,779
  Salaries and benefits                    211,027        126,442
  General and administrative expenses       39,408         33,492
  Depreciation                               5,100          5,006
  Amortization                              21,203         13,429
  Bad debt expense                          10,000          5,000
  Interest                                   5,866            882

     Total operating expenses              301,629        192,030

LOSS BEFORE TAXES                         (102,006)       (19,078)

INCOME TAXES (BENEFIT) PROVISION
  Current                                  (11,844)         7,832
  Deferred                                  (8,659)       (11,667)

    Income tax benefit                     (20,503)        (3,835)

NET LOSS                                   (81,503)       (15,243)

    Retained earnings, beginning of quarter 96,613        143,305

RETAINED EARNINGS, END OF QUARTER           15,110        128,062


The accompanying notes are an integral part of the financial statements.




                        EDICT SYSTEMS, INC.
                      STATEMENT OF CASH FLOWS
                             (UNAUDITED)

                                              Quarter Ended
                                                March 31,
                                            2000             1999
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                 (81,503)       (15,243)
Adjustments to reconcile net loss to
cash used in provided by operating
activities:
      Depreciation                           5,100          5,006
      Amortization                          21,203         13,429
Deferred income tax benefit                 (8,659)       (11,667)
Increase (decrease) in cash arising from
changes in assets and liabilities:
      Accounts receivable                   14,117         62,590
      Other assets                           2,206         (3,000)
      Accounts payable                       9,480        (16,762)
(Refundable) provision for current income  (11,844)         7,832
      Accrued expenses                       18,221        10,431
      Deferred revenue                     (21,699)         1,751
Net cash (used in) provided by operating   (53,378)        54,367

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                      (765)       (11,133)
  Software costs capitalized                      -       (12,326)
Net cash used in investing activities          -765       (23,459)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on bank line of credit and
   Other note payable                        65,612              -
Payments on bank line of credit              (1,165)      (21,288)
Net cash provided by (used in) financing     64,447       (21,288)
      activities

NET INCREASE IN CASH AND CASH EQUIVALENTS    10,304         9,620
Cash and cash equivalents, beginning of q     3,420        16,548

CASH AND CASH EQUIVALENTS, END OF QUARTER    13,724        26,168

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ITEMS
  Interest paid                               4,199           882

The accompanying notes are an integral part of the financial statements.




                         EDICT SYSTEMS INC.
                   NOTES TO FINANCIAL STATEMENTS
              QUARTERS ENDED MARCH 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Edict Systems, Inc. develops and markets electronic data interchange and electronic commerce software products and services that enable its customers to send and receive business documents electronically in a standard format. Customers consist of businesses across a number of industries throughout the United States.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

     ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for uncollectible accounts. The allowance for uncollectible accounts was $40,000 and $25,000 at March 31, 2000 and 1999 respectively.

     PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Costs of normal maintenance and repairs are charged to expense as incurred. Impairment of asset value is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation is provided using accelerated methods for financial reporting purposes at rates based on useful lives of five to seven years. Depreciation expense was $5,100 and $5,007 in the quarters ended March 31, 2000 and 1999 respectively.

     REVENUE RECOGNITION - Revenue from product sales are recorded when the product is shipped and the services are performed. Ongoing license fees are recognized ratably over the contract period.

     DEFERRED INCOME TAXES - Deferred income taxes are provided for temporary differences in recognition of assets and liabilities for financial statements and for income tax purposes. In addition, deferred income taxes are provided to recognize future tax benefits of tax credits and net operating loss carryforwards, to the extent realization of such benefits is more likely than not.

NOTE 2 - SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs that are amortized by the straight-line method over the remaining estimated economic lives of the software product, which is generally estimated to be three years. Capitalized software costs amounted to $287,108 and $173,482 at March 31, 2000 and March 31, 1999, respectively and the related accumulated amortization was $103,769 and $38,779, respectively.

     Software costs consists of the following:


                                 Bar Code
                                 Label      Formula One   Enterprise
                                 Matrix     For Windows       EC      Total
Quarter Ended
March 31, 2000

 Costs capitalized:

Balance as of December 31, 1999 $32,670      $128,486     $125,952    $287,108
    Costs incurred                    -             -            -           -
 Balance as of March 31, 2000   $32,670      $128,486     $125,952    $287,108
Accumulated amortization:
Balance as of December 31,1999  $32,670      $ 46,398     $  3,498    $ 82,566
  Amortization                        -        10,707       10,496      21,203
Balance as of March 31, 2000    $32,670      $ 57,105     $ 13,994    $103,769
Net:
Balance as of December 1999     $     -      $ 82,088     $122,454    $204,542
  Costs incurred                      -             -            -           -
  Amortization                        -       (10,707)     (10,496)    (21,203)
Balance as of March 31, 2000    $     -      $ 71,381     $111,958    $183,339

Quarter Ended March 31, 1999
 Costs capitalized:
Balance as of December 31, 1998 $32,670      $128,486     $      -    $161,156
    Costs incurred                    -             -       12,326      12,326
Balance as of March 31, 1999    $32,670      $128,486     $ 12,326    $173,482
 Accumulated amortization:
     Balance as of December 31, $21,780      $  3,569     $      -    $ 25,349
     Amortization                 2,723        10,707            -      13,430
Balance as of March 31, 1999    $24,503      $ 14,276     $      -    $ 38,779
  Net:
Balance as of December 1998     $10,890      $124,916     $      -    $135,806
     Costs incurred                   -             -       12,326      12,326
     Amortization                (2,722)      (10,707)           -     (13,429)
Balance as of March 31, 1999    $ 8,168      $114,209     $ 12,326    $134,703


NOTE 3 - RELATED PARTY TRANSACTIONS

     The Company leases its office space from a shareholder of the Company. This space is leased on a month to month basis for 3,000 per month. Lease payments made under this arrangement were $9,000 and $7,880, in the quarters ended March 31, 2000 and 1999 respectively. As part of this arrangement, the Company pays the real estate taxes of the leased property. Payments made by the Company for taxes were $1,677 and $1,637 in the quarters ended March 31, 2000 and 1999 respectively.

NOTE 4 - BANK NOTES PAYABLE AND OTHER NOTE PAYABLE

     In 1997 the Company obtained a $35,000 line of credit from Star Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus two percent, 10.75% as of March 31, 2000. Outstanding borrowings under this agreement were $33,629 and $0 at March 31, 2000 and 1999, respectively. The majority shareholder has personally guaranteed this line of credit. This line of credit is collateralized by substantially all business assets of the Company.


     In 1999 the Company obtained an $80,000 line of credit from Huntington Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus one-half of one percent, 9.25% at March 31, 2000. During 1999 this line of credit was converted into a $100,000 commercial note. Outstanding borrowings under this agreement were $96,712 and $0 at March 31, 2000 and 1999, respectively. The majority shareholder has personally guaranteed this line of credit. This loan is collateralized by substantially all business assets of the Company.

     On February 2, 2000 the Company borrowed $50,000 from an unrelated corporation. Outstanding borrowings accrue interest at the rate of 10% per year. The note and interest are due August 3, 2000 and is collateralized by property owned by the Company's President.

NOTE 5 - SHAREHOLDERS' EQUITY AND SUBSEQUENT EVENT

     The Company had 1,000 authorized shares of common stock with 100 shares issued and 56 shares outstanding as of March 31, 2000 and 1999, respectively. Treasury stock is accounted for using the cost method.

     On April 10, 2000, the Company entered into a merger agreement with Twilight Productions, Ltd. The merger agreement provides for a business combination between Twilight and the Company in which Edict will become a wholly owned subsidiary of Twilight. Under the terms of the merger, the Company's issued and outstanding shares were exchanged for 4,359,000 Twilight shares. The merger is intended to qualify as a pooling of interest for accounting purposes and as a tax free reorganization for federal income tax purposes.

     In connection with the merger described above, Twilight assigned all rights, title and interest in and to the two films it had produced to Chaverim Productions, Ltd. , an entity owned by the officers and directors of Twilight, in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films.

     As part of the merger, Twilight entered into a service agreement with HFG whereby HFG agreed to provide services to Twilight in support of the Merger and post-merger services relating to public relations, investor relations, and assisting with regulatory filing requirements. HFG will be compensated for these services by the issuance of 400,000 shares of Twilight's common stock. Subsequent to the issuance of shares to Edict and HFG, as described above, the former Edict shareholders own approximately 81% of Twilight's issued and outstanding shares. Immediately following the merger, the sole business of Twilight consisted of the business of Edict.

     Also on April 10, 2000, Twilight entered into a stock purchase agreement with HFG and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the merger with Edict. The stock purchase agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Twilight for $150,000 each on or before July 5, 2000 resulting in Twilight's issuance of 283,000 shares of common stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering as made pursuant to Rule 504 under the Securities Act. HFG and Beroff have not as yet met their obligation to purchase the additional shares. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of a Form 10SB by Twilight.

NOTE 6 - PROFIT SHARING PLAN

     In 1997 the Company established a profit sharing and 401(k) plan covering
substantially all employees.   The Company may make annual discretionary
contributions to the plan based on participants' contributions. The Company made no contributions to the plan in the quarters ended March 31, 2000 and 1999 respectively.

NOTE 7 - INCOME TAX EXPENSES (BENEFIT)

     Income tax expenses (benefits) are comprised of the following:


                                     Quarter Ended March 31,
                                       2000           1999
Taxes current payable (refundable):
  Federal                          $  (8,839)       $ 5,845
  State and local                     (3,005)         1,987
                                     (11,844)         7,832
Deferred income taxes                 (8,659)       (11,667)
Total income tax benefits          $ (20,503)       $(3,835)



     At March 31, 2000 and March 31, 1999, deferred income tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. These differences consist principally of the difference between accrual basis accounting for reporting purposes and the cash basis for tax purposes.





                 TWILIGHT PRODUCTIONS, LTD. & SUBSIDIARY
                       CONSOLIDATED BALANCE SHEET
                             (UNAUDITED)


                                                    30-June,
                                                2000        1999
                            A S S E T S
CURRENT ASSETS
  Cash and cash equivalents                    67,211     318,157
  Accounts receivable, net                    153,544     119,160
  Refundable income tax                         2,651      21,350
  Film costs                                        -     263,849
  Deferred income taxes                        81,100       1,452
  Prepaid expenses                              3,108       7,630
      Total current assets                    307,614     731,598

SOFTWARE DEVELOPMENT COSTS, net               162,134     136,785

PROPERTY AND EQUIPMENT
  Office equipment                            161,503     129,173
    Less accumulated depreciation             109,379      90,465
      Depreciated cost                         52,124      38,708
      Total assets                            521,872     907,091

           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank notes payable                          131,006      41,032
  Other note payable                           50,000           -
  Accounts payable                             89,532      36,978
  Accrued expenses                             27,580      36,994
  Deferred revenue                            213,444     182,667
      Total current liabilities               511,562     297,671

SHAREHOLDERS' EQUITY
  Common stock                                  5,378       5,378
  Paid-in capital                           1,190,480     890,480
  Stock subscriptions receivable	         (300,000)
  Retained earnings (deficit)                (885,548)   (286,438)
       Total shareholders' equity              10,310     609,420

       Total liabilities and
       shareholders' equity                   521,872     907,091

The accompanying notes are an integral part of the financial statements.



                 TWILIGHT PRODUCTIONS, LTD. & SUBSIDIARY
   CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                              (UNAUDITED)


                                  Three Months Ended       Six Months Ended
                                       30-June                30-June
                                 2000          1999        2000         1999
REVENUES
Product sales and license fees 165,136       189,591    364,179       356,724
  Other income                   6,210         4,000      8,422        13,799
     Total revenues            171,346       193,591    372,601       370,523

OPERATING EXPENSES
  Cost of sales                  5,377         1,070     14,402         8,849
Salaries and benefits          215,771       137,177    426,798       263,619
General and administration     104,138        74,042    158,693	    138,638
  Depreciation                   5,954         5,007     11,054        10,013
  Amortization                  21,203        13,430     42,406        26,859
  Bad debt expense              25,000             -     35,000         5,000
  Interest                       6,007         1,410     11,873         2,292
Total operating expenses       383,450       232,136    700,226       455,270

LOSS BEFORE TAXES             (212,104)      (38,545)  (327,625)      (84,747)

Income tax benefits            (64,153)       (2,277)   (84,656)       (6,112)

NET LOSS                      (147,951)      (36,268)  (242,969)      (78,635)

Retained (deficit) earnings,
   beginning of period        (737,597)     (250,170)  (642,579)     (207,803)

RETAINED (DEFICIT) EARNINGS,
    END OF PERIOD             (885,548)     (286,438)  (885,548)     (286,438)

LOSS PER SHARE
  Basic                          (0.03)        (0.01)     (0.05)        (0.01)
  Diluted                        (0.03)        (0.01)     (0.04)        (0.01)

Average Shares Outstanding
  Basic                      5,378,173     5,378,173  5,378,173     5,378,173
  Diluted                    5,661,173     5,661,173  5,661,173     5,661,173



The accompanying notes are an integral part of the financial statements.




                  TWILIGHT PRODUCTIONS, LTD. & SUBSIDIARY
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                             (UNAUDITED)

                                            Six Months Ended
                                                30-June
                                            2000             1999
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                (242,969)      (78,635)
Adjustments to reconcile net loss to
cash used in operating
activities:
      Depreciation                          11,054         10,013
      Amortization                          42,406         26,859
Deferred income tax benefit                (84,656)        (6,112)
Increase (decrease) in cash arising from
changes in assets and liabilities:
      Accounts receivable                  (31,374)        23,760
      Film costs                                           (8,731)
      Other assets                           8,909         (7,604)
      Accounts payable                      26,115        (33,615)
      Accrued expenses                       8,472         28,011
      Deferred revenue                      44,720         14,464
Net cash used in operating activities     (217,323)       (31,590)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                   (13,664)       (20,356)
  Software costs capitalized                      -       (27,837)
Net cash used in investing activities      (13,664)       (48,193)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on bank line of credit and
   Other note payable                        67,358        41,856
Payments on bank line of credit              (2,246)      (22,112)
Net cash provided by financing
      activities                             65,112        19,744

NET DECREASE IN CASH AND CASH EQUIVALENTS  (165,875)      (60,039)
Cash and cash equivalents, beginning of
  period                                    233,086       378,196

CASH AND CASH EQUIVALENTS, END OF PERIOD     67,211       318,157

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ITEMS
  Interest paid                               9,873         2,292

The accompanying notes are an integral part of the financial statements.




               TWILIGHT PRODUCTIONS, LTD. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              SIX MONTHS ENDED JUNE 30, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Twilight Productions, Ltd. through its wholly-owned subsidiary, Edict Systems, Inc., develops and markets electronic data interchange and electronic commerce software products and services that enable its customers to send and receive business documents electronically in a standard format. Customers consist of businesses across a number of industries throughout the United States.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Twilight Productions, Ltd. and its wholly-owned subsidiary, Edict Systems, Inc. Intercompany accounts and transactions are eliminated in consolidation.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

     ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for uncollectible accounts. The allowance for uncollectible accounts was $60,000 and $25,000 at June 30, 2000 and 1999 respectively.

     PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Costs of normal maintenance and repairs are charged to expense as incurred. Impairment of asset value is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation is provided using accelerated methods for financial reporting purposes at rates based on useful lives of five to seven years. Depreciation expense was $11,054 and $10,013 in the six months ended June 30, 2000 and 1999 respectively.

     REVENUE RECOGNITION - Revenue from product sales are recorded when the product is shipped and the services are performed. Ongoing license fees are recognized ratably over the contract period.

     DEFERRED INCOME TAXES - Deferred income taxes are provided for temporary differences in recognition of assets and liabilities for financial statements and for income tax purposes. In addition, deferred income taxes are provided to recognize future tax benefits of tax credits and net operating loss carryforwards, to the extent realization of such benefits is more likely than not.

NOTE 2 - BUSINESS COMBINATIONS

     On April 10, 2000, Twilight Productions, Ltd. (Twilight) and Edict Systems, Inc. (Edict) entered into a merger agreement. The merger agreement provides for a business combination between Twilight and Edict in which Edict became a wholly owned subsidiary of Twilight. Under the terms of the merger, Edict's issued and outstanding shares were exchanged for 4,359,000 Twilight's shares.

     In connection with the merger described above, Twilight assigned all rights, title and interest in and to the two films it had produced to Chaverim Productions, Ltd., an entity owned by the former officers and directors of Twilight, in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films.

     As part of the merger, Twilight entered into an agreement with HFG, a financial services provider, whereby HFG agreed to provide services to Twilight in support of the merger and post-merger services relating to public relations, investor relations, and assisting with regulatory filing requirements. HFG was compensated for these services by the issuance of 400,000 shares of Twilight's common stock.

     Also on April 10, 2000, Twilight entered into an agreement with HFG and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the merger with Edict. The stock purchase agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Twilight for $150,000 each resulting in Twilight's issuance of 283,000 shares of common stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Rule 504 under the Securities Act.

     The merger has been accounted for as a pooling of interests, and accordingly all financial statements for periods prior to the effective date of the merger have been restated to include the combined results of operations, financial position and cash flows of Twilight and Edict.
For Federal income tax purposes, the merger is expected to be accounted for as a tax free reorganization.

     The following information presents certain income statement data of the separate companies for the periods preceding the merger:


                                                        March 31, 2000
                                       1999      1998       (Unaudited)
Net sales
  Edict                              $815,197  $675,056       $199,043
  Twilight                                  0         0              0
    Total                            $815,197  $675,056       $199,043
Net income (loss)
  Edict                             $ (46,692) $  1,422       $(81,503)
  Twilight                           (388,084)  (96,912)       (13,515)
    Total                           $(434,776) $(95,490)      $(95,018)


NOTE 3 - SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs that are amortized by the straight-line method over the remaining estimated economic lives of the software product, which is generally estimated to be three years. Capitalized software costs amounted to $287,108 and $188,994 at June 30, 2000 and June 30, 1999, respectively, and the related accumulated amortization was $124,972 and $52,208, respectively.

     Software costs consists of the following:


                                 Bar Code
                                 Label      Formula One   Enterprise
                                 Matrix     For Windows       EC      Total
Six Months Ended
June 30, 2000

Costs capitalized:
Balance as of December 31, 1999 $32,670      $128,486     $125,952    $287,108
    Costs incurred                    -             -            -           -
 Balance as of June 30, 2000    $32,670      $128,486     $125,952    $287,108
Accumulated amortization:
Balance as of December 31,1999  $32,670      $ 46,398     $  3,498    $ 82,566
  Amortization                        -        21,414       20,992      42,406
Balance as of June 30, 2000     $32,670      $ 67,812     $ 24,490    $124,972
 Net:
Balance as of December 1999     $     -      $ 82,088     $122,454    $204,542
  Costs incurred                      -             -            -           -
  Amortization                        -       (21,414)     (20,992)    (42,406)
Balance as of June 30, 2000     $     -      $ 60,674     $101,462    $162,136

Six Months Ended
June 30, 1999

 Costs capitalized:
Balance as of December 31, 1998 $32,670      $128,486     $      -    $161,156
    Costs incurred                    -             -       27,838      27,838
Balance as of June 30, 1999     $32,670      $128,486     $ 27,838    $188,994
 Accumulated amortization:
Balance as of December 31, 1998 $21,780      $  3,569     $      -    $ 25,349
     Amortization                 5,445        21,414            -      26,859
Balance as of June 30, 1999     $27,225      $ 24,983     $      -    $ 52,208
  Net:
Balance as of December 1998     $10,890      $124,916     $      -    $135,806
     Costs incurred                   -             -       27,838      27,838
     Amortization                (5,445)      (21,414)           -     (26,859)
Balance as of June 30, 1999     $ 5,445      $103,502     $ 27,838    $136,785


NOTE 4 - RELATED PARTY TRANSACTIONS

     The Company leases its office space from a shareholder of the Company. This space is leased on a month to month basis for $3,000 per month. Lease payments made under this arrangement were $18,000 and $16,800, in the six months ended June 30, 2000 and 1999, respectively. As part of this arrangement, the Company pays the real estate taxes of the leased property. Payments made by the Company for taxes were $3,522 and $1,637 in the six months ended June 30, 2000 and 1999 respectively.

NOTE 5 - BANK NOTES PAYABLE AND OTHER NOTE PAYABLE

     In 1997 the Company obtained a $35,000 line of credit from Firstar Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus two percent, 11.5% at June 30, 2000. Outstanding borrowings under this agreement were $34,311 and $2,305 at June 30, 2000 and 1999, respectively. The majority shareholder has personally guaranteed this line of credit.
This line of credit is collateralized by substantially all assets of the Company.

     In 1999 the Company obtained an $80,000 line of credit from Huntington Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus one-half of one percent, 10% at June 30, 2000. During 1999 this line of credit was converted into a $100,000 commercial note. Outstanding borrowings under this agreement were $96,695 and $38,727 at June 30, 2000 and 1999, respectively. The majority shareholder has personally guaranteed this line of credit. This loan is collateralized by substantially all assets of the Company.

     On February 2, 2000 the Company borrowed $50,000 from an unrelated corporation. Outstanding borrowings accrue interest at the rate of 10% per year. The note and interest are due August 3, 2000 and is collateralized by property owned by the Company's President.


NOTE 6 - PROFIT SHARING PLAN

     In 1997 the Company established a profit sharing and 401(k) plan covering
substantially all employees.   The Company may make annual discretionary
contributions to the plan based on participants' contributions. The Company made no contributions to the plan in the six months ended June 30, 2000 and 1999 respectively.

NOTE 7 - INCOME TAX BENEFIT

     Income tax benefits are comprised of the following:


                                     Six Months Ended June 30,
                                       2000           1999
Taxes currently refundable:
  Federal                          $   2,651        $     -
  State and local                          -              -
                                       2,651              -
Deferred income taxes                 82,005          6,112
Total income tax benefits          $  84,656        $ 6,112



     At June 30, 2000 and June 30, 1999 deferred income tax assets result from the recognition of income tax benefits of tax credits and net operating loss carryforwards, to the extent realization of such benefits is more likely than not.



                        PRO FORMA FINANCIAL INFORMATION
                              EDICT SYSTEMS, INC.
           PRO FORMA CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 1999
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 1999
                                  (UNAUDITED)

                           Twilight       Edict
                         Productions     Systems      Pro Forma        Pro
                             Ltd.          Inc.      Adjustments      Forma
A S S E T S
CURRENT ASSETS
Cash and cash equivalent    229,666        3,420     300,000<F4>      533,086
Accounts receivable, net          -      122,169                      122,169
  Other                           -       12,017                       12,017

Total current assets        229,666      137,606     300,000          667,272

SOFTWARE DEVELOPMENT COSTS        -      204,542                      204,542

PROPERTY AND EQUIPMENT
  Office equipment            2,486      147,838                      150,324
Less accumulated depreciation 2,486       98,325                      100,811

      Depreciated cost            -       49,513                       49,513

      Total assets          229,666      391,661      300,000         921,327

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank notes payable                -      115,894                      115,894
  Accounts payable                -       63,417                        3,417
  Accrued expenses                -       19,108                       19,108
Deferred income taxes             -          905                          905
  Deferred revenue                -      168,724                       68,724

Total current liabilities         -      368,048                      368,048



SHAREHOLDERS' EQUITY
  Common stock                619      2,000         (2,000)<F2>
                                                      4,359 <F1>
                                                        400 <F3>
                                                        283 <F4>         5,661
Additional paid in
   capital                968,239                     2,000 <F2>
                                                    (75,000)<F2>
                                                     (4,359)<F1>
                                                       (400)<F3>
                                                    299,717 <F4>     1,190,197
  Treasury stock                     (75,000)        75,000 <F2>
Retained earnings
   (deficit)             (739,192)    96,613                          (642,579)
Total shareholders'
   equity                 229,666     23,613        300,000            553,279

Total liabilities and
   Shareholders' equity   229,666    391,661        300,000            921,327

<F1>
1.  Issuance of 4,359,000 shares pursuant to merger agreement.
<F2>
2. Cancellation of all issued and outstanding Edict Systems shares prior to merger.
<F3>
3. Issuance of 400,000 shares of stock to Halter Financial Group in exchange for performance of specified services.
<F4>
4. Cash from Halter Financial Group and Art Howard Beroff due on or before July 5, 2000 in exchange for 283,000 shares of common stock pursuant to stock purchase agreement.





                         PRO FORMA FINANCIAL INFORMATION
                                EDICT SYSTEMS  INC.
            PRO FORMA COMBINED STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 1999
                                  (UNAUDITED)

                               Twilight       Edict
                             Productions     Systems      Pro Forma        Pro
                                 Ltd.          Inc.      Adjustments      Forma
REVENUES
Product sales and
   license fee                    -       815,197                      815,197

  Interest                   11,831             -                       11,831
  Other income                    -         9,246                        9,246

     Total revenues          11,831       824,443                      836,274

OPERATING EXPENSES
  Cost of sales                   -        20,877                       20,877
Salaries and benefits             -       572,627                      572,627
General and administration  123,865       187,409                      311,274
  Depreciation                    -        20,026                       20,026
  Amortization                    -        57,217                       57,217
  Bad debt expense                -         5,000                        5,000
  Interest                        -         9,236                        9,236
  Miscellaneous                   -         1,560                        1,560
Write-down of film costs    276,050             -                      276,050

Total operating expenses    399,915       873,952                      273,867

LOSS BEFORE                (388,084)      (49,509)                    (437,593)

    Income tax benefits           -        (2,817)                      (2,817)

NET LOSS                   (388,084)      (46,692)                    (434,776)

Retained (deficit)
   earnings, beginning
   of year                 (351,108)      143,305                     (207,803)

RETAINED (DEFICIT) EARNINGS,
    END OF YEAR            (739,192)       96,613                     (642,579)

Average Shares
Outstanding               5,661,173     5,661,173                    5,661,173

LOSS PER SHARE                (0.07)        (0.01)                       (0.08)






                        PRO FORMA FINANCIAL INFORMATION
                               EDICT SYSTEMS, INC.
             PRO FORMA CONSOLIDATED BALANCE SHEET AT MARCH 31, 2000
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 2000
                                  (UNAUDITED)

                                Twilight       Edict
                              Productions     Systems      Pro Forma      Pro
                                  Ltd.          Inc.      Adjustments    Forma
                             A S S E T S
CURRENT ASSETS
Cash and cash equivalent       216,151       13,724      300,000<F4>    529,875
Accounts receivable, net             -      108,052                     108,052
Refundable income tax                -       11,844                       1,844
Deferred income taxes                -        7,754                       7,754
  Prepaid expenses                   -        9,811                       9,811

Total current assets           216,151      151,185      300,000        667,336

SOFTWARE DEVELOPMENT COSTS, net             183,339                     183,339

PROPERTY AND EQUIPMENT
  Office equipment               2,486      148,603                     151,089
  Less accumulated depreciation  2,486      103,425                     105,911
  Depreciated cost                   -       45,178                      45,178

  Total assets                 216,151      379,702        300,000      895,853


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank notes payable                   -      130,341                     130,341
Other note payable                   -       50,000                      50,000
  Accounts payable                   -       72,897                      72,897
  Accrued expenses                   -       37,329                      37,329
  Deferred revenue                   -      147,025                     147,025

Total current liabilities            -      437,592                     437,592





SHAREHOLDERS' EQUITY
  Common stock                   619        2,000       (2,000)<F2>
                                                         4,359 <F1>
                                                           400 <F3>
                                                           283 <F4>       5,661
Additional paid in capital   968,239            -        2,000 <F2>
                                                       (75,000)<F2>
                                                        (4,359)<F1>
                                                          (400)<F3>
                                                       299,717 <F4>   1,190,197
  Treasury stock                          (75,000)      75,000 <F2>
Retained earnings (deficit) (752,707)      15,110           -           737,597

Total shareholders' equity   216,151      (57,890)     300,000          458,261

Total liabilities and
   shareholders' equity      216,151      379,702      300,000          895,853

<F1>
1.  Issuance of 4,359,000 shares pursuant to merger agreement.
<F2>
2. Cancellation of all issued and outstanding Edict Systems shares prior to merger.
<F3>
3. Issuance of 400,000 shares of stock to Halter Financial Group in exchange for performance of specified services.
<F4>
4. Cash from Halter Financial Group and Art Howard Beroff due on or before July 5, 2000 in exchange for 283,000 shares of common stock purchase agreement.








                         PRO FORMA FINANCIAL INFORMATION
                              EDICT SYSTEMS  INC.
         PRO FORMA CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE QUARTER ENDED MARCH 31, 2000
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 2000
                                  (UNAUDITED)

                                Twilight       Edict
                              Productions     Systems     Pro Forma       Pro
                                 Ltd.           Inc.     Adjustments     Forma
REVENUES
Product sales and license fees               199,043                   199,043
  Interest                       1,632             -                     1,632
  Other income                       -           580                       580
     Total revenues              1,632       199,623                   201,255

OPERATING EXPENSES
  Cost of sales                      -         9,025                     9,025
Salaries and benefits                -       211,027                   211,027
General and administration      15,147        39,408                    54,555
  Depreciation                       -         5,100                     5,100
  Amortization                       -        21,203                    21,203
  Bad debt expense                   -        10,000                    10,000
  Interest                           -         5,866                     5,866
Total operating expenses        15,147       301,629                   316,776

LOSS BEFORE TAXES              (13,515)     (102,006)                 (115,521)

Income tax benefits                  -       (20,503)                  (20,503)

NET LOSS                       (13,515)      (81,503)                  (95,018)

Retained (deficit) earnings,
   beginning of quarter       (739,192)       96,613                  (642,579)

RETAINED (DEFICIT) EARNINGS,
    END OF QUARTER            (752,707)       15,110                  (737,597)

Average Shares Outstanding   5,661,173     5,661,173                 5,661,173

LOSS PER SHARE                       -         (0.01)
(0.02)







                              PART III

ITEM 1.  INDEX TO EXHIBITS

2 Agreement and Plan of Merger, dated as of April 10, 2000, among EDICT Systems, Inc., Twilight Productions, Ltd. and Twilight Acquisition Sub, Inc. *

3(i)(a) Amended Certificate of Incorporation *

3(i)(b) Amendment to Certificate of Incorporation

3(ii)   By-laws *

4       Form of Common Stock Certificate *

10.1 Lease Agreement, dated as of January 1, 2000, between Jason K. Wadzinski and EDICT Systems, Inc. *

10.2 Stock Purchase Agreement, dated April 10, 2000, among Twilight Productions, Ltd.,Halter Financial Group, Inc. and Art Howard Beroff *

11      Statement regarding computation of per share earnings

21      Subsidiaries of the Company *

*  Previously filed.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ADVANT-E CORPORATION


Date: _________________                            By:/s/ Jason Wadzinski
                                                   Jason Wadzinski, President








                 EXHIBIT 3(i)(b) - AMENDMENT TO CERTIFICATE OF INCORPORATION


                           CERTIFICATE OF AMENDMENT

                                       OF

                         CERTIFICATE OF INCORPORATION

                                       OF

                           TWILIGHT PRODUCTIONS LTD.


Twilight Productions Ltd., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

     DOES HEREBY CERTIFY:

     FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

     RESOLVED, that Article FIRST of the Certificate of Incorporation of Twilight Productions Ltd. be, and hereby is, amended to read as follows:

          FIRST.   The name of the corporation shall be ADVANT-E CORPORATION.

     SECOND:   That in lieu of a meeting and vote of stockholders, Eighty-Two
Percent (82%) of the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

     THIRD:   That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

	IN WITNESS WHEREOF, Twilight Productions Ltd. has caused this certificate to be signed by Jason K. Wadzinski, its President, this 6th day of September, 2000.


                                             TWILIGHT PRODUCTIONS LTD.


                                             By: /s/ Jason K. Wadzinski
                                                 -------------------------------
                                                 Jason K. Wadzinski, President




                   EXHIBIT 4 - FORM OF COMMON STOCK CERTIFICATE


                               ADVANT-E CORPORATION

                INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

                                   COMMON STOCK



                                                       CUSIP 00761J 10 7

                                                         SEE REVERSE FOR
                                                     CERTAIN DEFINITIONS


This
certifies
that



is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, $0.001 PAR VALUE, OF
                            ADVANT-E CORPORATION

(hereinafter called the "Corporation"), transferable upon the books of the Corporation by the holder hereof in person or duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Date:

                                     Countersigned:
                                         SECURITIES TRANSFER CORPORATION
PRESIDENT                                P.O. Box 701829
                                         Dallas, TX 75370

                                         By:

                                         ___________________________________
SECRETARY                                TRANSFER AGENT-AUTHORIZED SIGNATURE




                  EXHIBIT 11 - STATEMENT REGARDING COMPUTATION
                              OF PER SHARE EARNINGS

Per share earnings are computed and displayed in the pro forma financial information at December 31, 1999 (as if the merger occurred on January 1, 1999) and March 31, 2000 (as if the merger occurred on January 1, 2000). Due to the significance of the number of shares issued in the merger between Twilight Productions, Ltd. and Edict Systems, Inc., there is no display of earnings per share for the individual company historic financial statement presentations because these computations are not considered meaningful.

Assumed average outstanding shares used in the computation of per share earnings for the pro forma financial statement presentations include the following shares issued or expected to be issued:

       Twilight Production, Ltd. common shares outstanding at
       time of merger                                                619,173
       Common shares issued to Edict Systems, Inc. shareholders
       at time of merger                                           4,359,000
       Common shares issued at time of merger through private
       Placement                                                     400,000
       Common shares expected to be issued pursuant to stock
       purchase agreement                                            283,000

          Total shares used in computation of per share earnings   5,661,173

Per share earnings are computed and displayed in the unaudited consolidated statement of operations for the three months and the six months ended
June 30,2000, using the share calculation shown above for diluted earnings per share. Shares used for the basic earnings per share calculation in the unaudited consolidated statement of operations exclude 283,000 of common shares expected to be issued pursuant to a stock purchase agreement subsequent to June 30, 2000.